EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and among

V.G.'S FOOD CENTER, INC.

VG'S PHARMACY, INC.

and joined in by

SHAREHOLDERS

GUARANTORS

and

FAMILY FARE, LLC

Dated as of October 13, 2008

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5.2	Access to Information and Premises	30
5.3	Notification of Certain Matters; Schedules	31
5.4	Further Assurances	32
5.5	Exclusivity; No Solicitation of Transactions	33
5.6	Further Transfers; Transition Assistance	34
5.7	Confidentiality	34
5.8	Sales and Transfer Taxes	34
5.9	Non-Competition	34
5.10	Coupons, Gift Certificates, and Community Giving	36
5.11	Press Release	37
5.12	Condemnation; Damage to Property	37
5.13	Defects	38
5.14	Reserved	39
5.15	Use of VG's Trademark	39
5.16	Confidentiality Agreements	39
5.17	Schedules and Exhibits	40
5.18	Employees	40
5.19	Pharmacy Licenses	40
5.20	HIPAA Compliance	41
5.21	Register Cash	41
5.22	Shareholder Vote	41
5.23	Coordination of Shareholders	42
5.25	Corporate Existence; Net Value	43
5.26	Transition Services Agreement	43
5.27	Purchaser's Access to Files following Closing	43
5.28	From UIA 1027	43

ARTICLE VI - TERMINATION		43
6.1	Events of Termination	43

ARTICLE VII - INDEMNIFICATION		45
7.1	Survival of Representations and Warranties	45
7.2	General Indemnification	46

ARTICLE VIII - CERTAIN DEFINITIONS		50

ARTICLE IX - MISCELLANEOUS		57
9.1	Amendment and Waiver	57
9.2	Tax Matters	58
9.3	Notices	60
9.4	Assignment	60
9.5	Severability	61
9.6	Interpretation	61
9.7	Entire Agreement	61
9.8	Counterparts	61
9.9	Governing Law	62
9.10	No Strict Construction	62
9.11	Specific Performance	62
9.12	No Third-Party Beneficiaries	62

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9.13	Schedules	62
9.14	Expenses	62
9.15	Guaranty	63
9.16	Spartan Stores, Inc. Guaranty	63

-iii-

Schedules

Schedule 1.1(a)(iv) - Proprietary Rights Schedule
Schedule 1.1(a)(v) - Assumed Contracts Schedule
Schedule 1.1(a)(vi) - Asset Schedule
Schedule 1.1(a)(xi) - Permits Schedule
Schedule 1.1(b) - Excluded Assets Schedule
Schedule 2.1(e) - Third-party Approvals Schedule
Schedule 2.1(m) - Noncompetition Agreements Schedule
Schedule 2.1(n) - Rent Schedule
Schedule 3.2 - Restrictions Schedule
Schedule 3.7 - Developments Schedule
Schedule 3.8(a) - Leased Real Property Schedule
Schedule 3.8(b) - Leased Exceptions Schedule
Schedule 3.8(c) - Subleased Real Property Schedule
Schedule 3.8(e) - Leasehold Improvements Schedule
Schedule 3.9 - Assets Exceptions Schedule
Schedule 3.11 - Contracts Schedule
Schedule 3.12 - Proprietary Rights Exceptions
Schedule 3.13 - Litigation Schedule
Schedule 3.14 - Brokerage
Schedule 3.15 - Employee Disclosure Schedule
Schedule 3.16 - Employee Benefits Schedule
Schedule 3.17 - Compliance Schedule
Schedule 3.18 - Environmental Matters Schedule
Schedule 5.1 - Conduct of Business Schedule
Schedule 5.9 - Noncompetition Exceptions Schedule
Schedule 5.18 - Lump-Sum Bonus Schedule
Schedule 5.22(c) - Shareholder Ownership Schedule
Schedule 5.25 - VG's Real Property Held for Net Value Purposes
Schedule 7.2 - EBITDA Adjustments Schedule
Schedule 8.1- Community Giving Arrangements and Agreements
Schedule 9.15(b) - Shareholder Guarantor Schedule

Exhibits

Exhibit A	Locations
Exhibit B	Inventory Count Procedures and Non-Acquired Merchandise
Exhibit C	Bill of Sale
Exhibit D-1	Assignment and Assumption Agreement (Lease)
Exhibit D-2	Assignment and Assumption Agreement (Sublease)
Exhibit D-3	Assumption Agreement (General)
Exhibit E	Opinion of Counsel
Exhibit F	Agreement Concerning Lease Location
Exhibit G	Estoppel Certificate (Landlord/Seller)
Exhibit H	Estoppel Certificate (Subtenant)

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Exhibit I	Non-Disturbance Agreement
Exhibit J	Lease for New Lease Locations
Exhibit K	Lease Amendments
Exhibit L	License Agreement

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ASSET PURCHASE AGREEMENT

                    THIS IS AN ASSET PURCHASE AGREEMENT (this "Agreement") made as of October 13, 2008 (the "Signing Date"), by and among (i) V.G.'s Food Center, Inc., a Michigan corporation ("VG's"); and (ii) VG's Pharmacy, Inc., a Michigan corporation ("VG's Pharmacy"); and (iii) Family Fare, LLC, a Michigan limited liability company ("Family Fare"). The shareholders of VG's and VG's Pharmacy (collectively, the "Shareholders"), and Russell Van Gilder, Jr., Lisa Van Gilder, and Russell Van Gilder, III (collectively the "Guarantors") join in this Agreement with respect to certain specified matters. Spartan Stores, Inc. has executed this Agreement for the purposes of Section 9.16 only. VG's and VG's Pharmacy, individually or collectively (as the context requires), are referred to herein as "Seller." Family Fare is referred to herein as "Purchaser." Seller and Purchaser are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties." Definitions for certain capitalized terms may be found in Article VIII.

                    WHEREAS, Seller is engaged in the retail grocery and pharmacy business under the trade name "VG's" at the locations set forth on Exhibit A to this Agreement (the "Business"); and

                    WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Purchased Assets (as defined below), and is willing to assume certain liabilities of Seller relating to the Business, all upon the terms and subject to the conditions set forth in this Agreement; and

                    WHEREAS, the Guarantors are joining in this Agreement for the purpose of guaranteeing the performance of certain of Seller's obligations under this Agreement, but only as expressly set forth herein.

                    NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth in this Agreement, and intending to be legally bound, Seller, Purchaser, Shareholders, and Guarantors hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF PURCHASED ASSETS

          1.1          Basic Transaction.

          (a)          Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from each Seller, and each Seller shall sell, convey, assign, transfer and deliver to Purchaser on the Closing Date, all of that Seller's right, title and interest in and to the Business, assets, properties, goodwill, rights, titles and interests of every kind and nature owned, licensed, leased, or used by that Seller in the Business as of the Closing Date (except for the Excluded Assets), whether tangible or intangible, real or personal wherever located and by whomever possessed (the

"Purchased Assets"), free and clear of all Liens (other than Permitted Liens), including, but not limited to, the following:

          (i)          all of the rights of that Seller with respect to the Leased Real Property (any individual parcel or portion of the Leased Real Property is referred to in this Agreement as an "Individual Premises");

          (ii)          all inventory of foods, beverages other products sold at each Individual Premises, all pharmaceutical inventory (including Controlled Substances and compounding supplies), all packaging and other supplies as provided on Exhibit B, and all goods, wares and merchandise located at each Individual Premises on the Closing Date, including warehoused inventory (if any) and the rights to any inventory held under a consignment agreement (if any) (collectively, the "Merchandise"); except that "Merchandise" shall not include Non-Acquired Merchandise;

          (iii)          to the extent permitted by law, all customer prescription files, patient history and prescription records, including all refill status reports and records of insurance coverage, all hard copy prescriptions and all electronic data Seller maintained in any format, with respect to all pharmacy customers at each of the Pharmacies, utilized and/or generated by Seller in the course of operating such Pharmacies ("Pharmacy Records"). Seller shall be entitled to retain copies of all Pharmacy Records. Seller additionally agrees to make the Pharmacy Records and related information available to Purchaser for a period of one year after the Closing Date if Purchaser is unable to reasonably access it through other means;

          (iv)          all of Seller's interest in the following that are owned by or licensed to Seller and used in connection with the Business: (A) the V.G.'s trademark, trade name, service mark and trade dress and any internet domain name associated with or used in connection with the Business, including but not limited to, www.vgsfood.com, together with all goodwill associated therewith, and all translations, adaptations, derivations and combinations of the foregoing (and all logos related to the foregoing); (B) VG's copyrights and copyrightable works; (C) all registrations, applications and renewals for any of the foregoing; (D) subject to obtaining required consents, if applicable, Seller trade secrets and other confidential information; (E) subject to obtaining required consents, if applicable, all other Seller intangible properties and rights relating to the Business; (F) Seller's "Wellness Clues" shelf labeling system; and (G) all tangible embodiments of the foregoing; in each case including the items set forth on the attached Proprietary Rights Schedule (unless indicated otherwise therein) (collectively, the "Proprietary Rights"), except that the Proprietary Rights shall not include the Licensed Intellectual Property (Product Inventory Control ("PIC")) that is the subject of the License Agreement;

          (v)          all agreements, contracts, or other binding arrangements of Seller identified on the attached Assumed Contracts Schedule (collectively, the "Assumed Contracts"), including the Leases and the Subleases;

          (vi)          all Leasehold Improvements and all owned machinery, equipment, vehicles, trucks, trailers, furniture, testing equipment and office equipment, fixtures, trade fixtures, store models and displays, computers (and, subject to obtaining required consents, if applicable, related software), furniture and all other tangible personal property located on the Real Property and all such property customarily located or based on the Real Property but temporarily located elsewhere, including, but not limited to, the assets set forth on the Asset Schedule attached hereto, and including any of the foregoing that is the subject of a capital lease, which such assets shall be transferred to Purchaser free and clear of all Liens, including any interest of the applicable lessor, but excluding any assets on the Excluded Assets Schedule;

          (vii)          all warranties, claims, refunds, credits, causes of action, choses in action, rights of recovery and rights of set off of any kind relating to the Purchased Assets, except for tax refunds and refunds pertaining to pre-paid insurance or as otherwise identified as an Excluded Asset under Section 1.1(b);

          (viii)          the right to all telephone and facsimile machine numbers associated with the Business, including such numbers set forth on Exhibit A attached hereto, but not such telephone or facsimile machine numbers owned by any subtenants;

          (ix)          all lists, records and other information pertaining to accounts and referral sources; all lists, records and other information pertaining to suppliers and customers; all Individual Premises accounting records (including without limitation item sales histories); profit and loss records for each Individual Premises; all stock ledger and other inventory valuation reports and records for each Individual Premises; all drawings, reports, studies and plans (including all financial, business, sales and marketing plans and information); to the extent legally transferable, subject to obtaining consent of the personnel whose files and records would be transferred, all personnel files and records (except for such files and records pertaining to individuals who are not employed by Purchaser following the Closing); all environmental reports; and all architectural / engineering and similar plans, drawings and reports in each case whether evidenced in writing, electronic data, computer software or otherwise; provided that, in the event the assets described in this clause (ix) are not held in a form which relates solely to the Business, such assets will not be Purchased Assets hereunder but Seller agrees to provide Purchaser with access to and copies of the foregoing assets upon reasonable notice from Purchaser;

          (x)          all Seller advertising, marketing and promotional rights and studies, surveys and other materials;

          (xi)          to the extent transferable, all permits, licenses, certifications, authorizations, approvals and similar rights from all permitting, licensing, accrediting and certifying agencies relating to the Business (including all of the foregoing listed or described on the attached Permits Schedule and including, without limitation, all licenses, certifications, authorizations, approvals and similar rights relating to the Business, whether held in escrow or in a similar manner), and the rights to all data and records held by such agencies;

          (xii)          all rights to security deposits previously paid by Seller arising under or in connection with the Assumed Contracts and cash in the amount of the unapplied balance of security deposits previously paid to Seller under or in connection with the Assumed Contracts ("Security Deposits Owed"); and

          (xiii)          all Seller goodwill and other intangible property.

          (b)          Excluded Assets. Notwithstanding the foregoing, the following properties, assets and rights (the "Excluded Assets") are expressly excluded from the purchase and sale contemplated by this Agreement and are not included in the Purchased Assets:

          (i)          all Non-Acquired Merchandise;

          (ii)          cash and cash equivalents (except Register Cash), including checks and other negotiable instruments, the Purchase Price, the Proration Amount (if any) payable to Seller pursuant to Section 1.4 and the amount of Register Cash, if any, payable to Seller pursuant to Section 5.21;

          (iii)          accounts and notes receivable, tax refunds and refunds pertaining to prepaid insurance;

          (iv)          all of Seller's corporate record books, minute books, accounting records and Tax records, except as provided in Section 1.1(a);

          (v)          any ownership or equity interest of Seller in and to any Persons;

          (vi)          investments;

          (vii)          all life insurance policies, including cash surrender value of life insurance policies;

          (viii)          any and all contract rights arising under agreements, contracts, or other binding arrangements that are not Assumed Contracts;

          (ix)          all judgments and awards, and any amounts received or to be received, in respect of property tax appeals prosecuted by Seller at its expense as of or prior to the Closing (and subject to the tax proration provisions of this Agreement);

          (x)          the assets set forth on the "Excluded Assets Schedule".

                    Seller agrees that all of the Excluded Assets shall be removed at Seller's expense from each Individual Premises, except for Seller's headquarters (to the extent applicable and except as set forth on Exhibit B to this Agreement) prior to Closing, but no earlier than the start of the taking of inventory pursuant to this Agreement. With respect to Seller's headquarters, Seller shall remove the Excluded Assets as soon as practicable after the Closing Date but in any event shall not allow such Excluded Assets to interfere with Purchaser's operation of the Purchased Assets after the Closing. Notwithstanding any provision herein to the contrary, Seller shall be entitled to retain copies of all books, records, documents and information relating to the Business (at Seller's expense).

          1.2          Assumption of Liabilities.

          (a)          Assumed Liabilities. As of the Closing Date, Purchaser shall assume only the following debts, liabilities and obligations of Seller (collectively, the "Assumed Liabilities"): Seller's obligations under the Assumed Contracts first arising on or after the Closing Date (but only to the extent such Assumed Contracts are assigned to Purchaser, and specifically excluding any liability or obligation relating to or arising out of such Assumed Contracts by Seller as a result of (i) any breach of, default under or event which, with the passage of time (excluding payments due at a future date), would become a default under, such Assumed Contract occurring prior to the Closing Date (whether or not any claim has been brought), (ii) any violation of Legal Requirements, breach of warranty, tort or infringement occurring prior to the Closing Date (whether or not any claim has been brought); or (iii) any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand for acts or omissions occurring prior to the Closing Date).

          (b)          Liabilities Not Assumed. Notwithstanding anything to the contrary in this Agreement, but subject to the provisions of Section 1.2(a), Purchaser shall not assume or in any way become liable for any of Seller's debts, liabilities or obligations of any nature whatsoever (other than the Assumed Liabilities), whether accrued, absolute, contingent or otherwise, whether known or unknown, whether due or to become due, whether related to the Business or the Purchased Assets and whether disclosed on the Schedules attached hereto, and regardless of when or by whom asserted (collectively referred to herein as the "Excluded Liabilities"), including, without limitation, any and all liabilities or obligations (whether imposed on Purchaser as a successor or otherwise):

          (i)          relating to or arising under or in connection with any "employee benefit plan" (as defined in Section 2(3) of ERISA) or any other benefit plan, program or arrangement of any kind at any time maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has any liability or potential liability, including the responsibility for satisfying the continuation coverage requirements of COBRA for all employees or former employees or other service providers (and any dependents or beneficiaries thereof) of Seller or any ERISA Affiliate who are receiving COBRA continuation coverage as of the Closing Date or who are or become entitled to elect such coverage on account of a qualifying event occurring on or before the Closing (excluding, with respect to COBRA responsibility, employees of Seller who are hired by Purchaser);

          (ii)          pertaining to the employment or service with, or termination from employment or service with, Seller or any ERISA Affiliate, of any individual, including but not limited to:

          (A)          any workers' compensation claim or other deferred claim;

          (B)          any unemployment compensation tax imposed on Purchaser due to a determination that Purchaser is a successor to all or part of any business operation conducted by Seller or any ERISA Affiliate;

          (C)          bonus obligations, accrued vacation, sick pay, disability or any other paid time off; and

          (D)          any severance obligations.

          (iii)          arising out of or in connection with maintenance obligations under the Leases, including, without limitation, all maintenance obligations (other than those dealing with normal wear and tear) as required by the terms of the Leases to have been performed, in whole or in part, prior to the Closing Date with respect to the Leased Real Property and/or the Improvements; and

          (iv)          arising out of or in connection with any contract or agreement not included among the Assumed Contracts.

                    For purposes of this Section 1.2(b), "Seller" shall be deemed to include all Affiliates and Subsidiaries of Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of law, merger, liquidation, consolidation, assignment, assumption or otherwise). Seller acknowledges that it is retaining the Excluded Liabilities, and Seller shall pay, discharge, and perform all such liabilities and obligations as and when due (except to the extent that a bona fide dispute exists between Seller and a third party regarding the liability or obligation).

          1.3          Consideration. In exchange for the Purchased Assets, Purchaser shall pay to Seller the Purchase Price and assume the Assumed Liabilities.

          (a)          Purchase Price. The aggregate purchase price (the "Purchase Price") for the Purchased Assets shall be (i) Eighty-Five Million Dollars ($85,000,000), plus (ii) the amount of the Inventory Value as determined pursuant to Section 1.3(b).

          (b)          Inventory Value. The Inventory Value shall be determined by count as provided in this Section 1.3. On or immediately preceding the Closing Date, Advanced Inventory Services and any other agreed upon inventory service firm (the "Inventory Service") shall count the inventory of Merchandise at each of the Individual Premises where any Merchandise is located utilizing counting and valuation processes, procedures, methodologies and protocols mutually agreed upon by Purchaser and Seller which is attached as Exhibit B to this Agreement. The sum of the value of the Merchandise determined in accordance with the Exhibit B shall be the "Inventory Value"). At least one but not more than three representatives of each of Seller and Purchaser shall be present at the taking of the physical inventories to settle all disputes as to the classification of inventory as Non-Acquired Merchandise. Purchaser and Seller agree that the terms set forth on Exhibit B shall govern for all purposes the determination of Inventory Value and the rights and obligations of the Parties with respect to the procedures for the inventory counts. Purchaser and Seller shall each pay fifty percent (50%) of the fees and expenses of the Inventory Service. Purchaser and Seller agree to promptly pay the other Party by wire transfer the net amount calculated pursuant to the reconciliation process described on Exhibit B.

          (c)          Payment. The Purchase Price shall be paid by Purchaser to Seller as follows:

          (i)          on the Closing Date, Purchaser shall pay Seller Eighty-Five Million Dollars ($85,000,000), plus (A) the Inventory Value, (B) the Proration Amount (if any) to be added pursuant to Section 1.4, and (C) the amount of the Register Cash, if any, pursuant to Section 5.21, less (U) Seller's share of the expenses described in Section 1.3(c)(ii), (V) Security Deposits Owed, (W) the Estimated Coupon Amount, (X) the Estimated Gift Certificates Amount, (Y) the Proration Amount (if any) to be deducted pursuant to Section 1.4, and (Z) the Estimated Community Giving Amount (after all such adjustments, the "Closing Date Cash Payment") in immediately available United States funds by wire transfer pursuant to instructions provided by Seller prior to the Closing.

          (ii)          Purchaser will draw upon its existing Loan Agreement to pay the Purchase Price pursuant to this Agreement. Each Party shall bear 50% of: (i) any fees incurred with respect to the investment and subsequent liquidation of the draw and (ii) the interest payable upon such draw for any period from the date of such draw to the Closing Date (net of any interest or other income earned thereon).

          1.4          Proration. Two (2) days prior to Closing, Purchaser and Seller shall agree on an estimated net proration amount (the "Proration Amount"), which shall be determined by totaling the estimated amounts owed by one Party to the other pursuant to Section 1.4(a) with respect to all Leased Real Property, Section 1.4(b) with respect to the Subleases, and Section 1.4(c) with respect to any other prorations.

          (a)          Leased Real Property. The estimated proration amounts with respect to the Leased Real Property shall be determined in accordance with this Section 1.4(a).

Common area maintenance charges and assessments ("CAM"), insurance, utilities, property taxes, rent, and other amounts payable by Seller under the Leases, to the extent paid for by Seller or required to be paid for by Seller for a period beginning on or after the Closing Date, shall be prorated as provided in the pertinent Lease. CAM, insurance, utilities, property taxes, rent and any amounts billed (before or after the Closing) by landlords for other items under the Leases for the period prior to the Closing Date, and which (i) Seller has not paid prior to the Closing or (ii) have not been taken into account in the computation of the Proration Amount, shall be a continuing obligation of Seller which shall survive the Closing. Seller's continuing obligations shall include, without limitation, Seller's pro rata share of all post-Closing reconciliations and determinations of CAM, insurance, utilities, property taxes, rent, and other amounts paid in estimated monthly installments at each Individual Premises as each landlord makes such reconciliation. If, under the terms of any Lease, Purchaser is required to pay rent based on percentage of sales for any period prior to Closing or that includes the Closing Date, then Seller shall pay its pro rata share of such percentage rent based on the sales made by Seller from the applicable Leased Real Property prior to the Closing Date. For purposes of such proration, the minimum sales base specified in the applicable Lease shall be prorated between Seller and Purchaser based on the number of days in such period before and after the Closing Date.

          (b)          Subleases. The estimated proration amounts with respect to the Subleases shall be determined in accordance with this Section 1.4(b). Security deposits previously paid by subtenants under the Subleases shall be transferred by Seller to Purchaser at the Closing. Rents due from subtenants under the Subleases, and CAM, insurance, utilities, property taxes, and other amounts payable by subtenants under the Subleases shall be prorated as of the Closing Date on the basis of the period for which such amounts are payable (if, as and when collected). Purchaser shall apply rent and other income received from subtenants under the Subleases on or after the Closing Date in the following order of priority: (i) first, to base rent first coming due on or after the Closing Date and applicable to the period of time on or after the Closing Date, which amount shall be retained by Purchaser, (ii) second, to payment of the current base rent then due in the month in which the Closing Date occurs, which amount shall be prorated between Seller and Purchaser as of the Closing Date, (iii) third, to other amounts payable by subtenants under the Subleases before or after the Closing Date ("Other Subtenant Receivables"), and (iv) thereafter, to delinquent base rent which was due and payable as of the Closing Date but not collected by Seller prior to the Closing Date. Seller shall not have the right to pursue the collection of Other Subtenant Receivables on or after the Closing Date. If Seller receives any amounts from the subtenants under the Subleases on or after the Closing Date, which are attributable, in whole or in part, to any period on or after the Closing Date, Seller shall remit to Purchaser that portion of the amounts received by Seller to which Purchaser is entitled within ten (10) business days after Seller's receipt thereof.

          (c)          Other Prorations. Personal property taxes (other than Transfer Taxes) that first become due and payable during the year of the Closing shall be prorated in the same manner as determined by the local taxing authority (for each Individual Premises) (i.e., if the local taxing authority deems personal property taxes to be paid in advance, such taxes shall be prorated as if paid in advance). Utilities and other customarily prorated expenses, including, but not limited to, water, sewer, gas, electricity, trash removal, snow removal and fire protection service, if such utilities cannot be transferred as of the Closing Date, amounts payable by Seller under the Assumed Contracts, to be paid for by Seller or required to be paid for by Seller for a period beginning on or after the Closing Date, and any amounts advanced to Seller under the Assumed Contracts in consideration of performance to be rendered in whole or in part on or after the Closing Date, shall be prorated as of the Closing Date. The Parties shall also prorate the lump-sum bonus payment in accordance with Section 5.18. Purchaser shall arrange with all utility companies to have accounts placed in Purchaser's name beginning on the Closing Date; provided, however, that Seller shall use prompt and reasonable efforts to cooperate with Purchaser in the transfer of such utilities to Purchaser, including but not limited to, reasonable efforts to obtain final meter readings and executing any documents required to assign the existing telephone numbers and facsimile numbers for each Individual Premises to Purchaser. Seller shall remain responsible for any payments due to third-parties attributable to the period prior to the Closing Date for such utilities including, but not limited to, charges associated with telephone and facsimile use.

          1.5          Closing Transactions.

          (a)          Unless this Agreement is terminated earlier in accordance with Article VI, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Warner Norcross & Judd LLP, 111 Lyon Street, NW, Suite 900, Grand Rapids, Michigan, on (i) the date that is no more than two (2) business days following the date on which all of the conditions to Closing set forth under Article II of this Agreement have been satisfied or waived except those conditions (such as delivery of certain documents) which are customarily satisfied at a closing or (ii) such other time and place as the parties may agree, except that the Closing shall not take place later than the Termination Date. The day on which the Closing is effective shall be referred to herein as the "Closing Date." The Closing shall be deemed effective immediately after 12:00 a.m. Eastern Time on the Closing Date. At the Closing, the parties shall execute and deliver the documents, agreements and instruments provided for under this Agreement.

          (b)          Deliveries. Subject to the conditions set forth in this Agreement, at the Closing:

          (i)          Purchaser shall deliver to Seller the Closing Date Cash Payment as provided under Section 1.3(c);

          (ii)          Seller shall convey all of the Purchased Assets to Purchaser pursuant to executed instruments of sale, transfer, assignment, conveyance and delivery, assignments and assumption of Leases, bills of sale in the form of Exhibit C attached hereto, intellectual property assignments, certificates of title, vehicle titles, and all other instruments of conveyance necessary to effect transfer to Purchaser of title to the Purchased Assets in accordance with the terms of this Agreement (free and clear of all Liens, other than Permitted Liens);

          (iii)          Purchaser shall assume the Assumed Liabilities by delivery to Seller of Assignment and Assumption Agreements in the form of Exhibits D-1, D-2 and D-3 attached hereto;

          (iv)          Seller shall deliver to Purchaser: (A) a certificate signed by an officer of Seller, dated as of the Closing Date, stating that the conditions specified in Section 2.1(a) and (b) have been fully satisfied as of the Closing; (B) copies of all Third-Party Approvals and Governmental Approvals obtained by Seller; (C) certified copies of resolutions of Seller's board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (D) an opinion of counsel to Seller, dated as of the Closing Date, in the form attached as Exhibit E, (E) a non-foreign Person affidavit dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a "foreign person" as defined in Code Section 1445, (F) the Agreement Concerning Lease Location in the form of Exhibit F attached hereto, and such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that Purchaser reasonably requests prior to the Closing Date to effect the transactions contemplated hereby, as long as such instruments or documents do not alter the material rights and obligations of any Party to this Agreement;

          (v)          Purchaser shall deliver to Seller executed copies of the New Leases and the License Agreement in form and substance reasonably acceptable to Seller; and

          (vi)          Purchaser shall deliver to Seller: (A) a certificate signed by an officer of Purchaser, dated the date of the Closing, stating that the conditions specified in Section 2.2(a) and (b), inclusive, have been fully satisfied; (B) certified copies of resolutions of Purchaser's board of directors authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (C) the Agreement Concerning Lease Location in the form of Exhibit F attached hereto, (D) an opinion of counsel to Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to Seller, and such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that Seller reasonably requests prior to the Closing Date to effect the transactions contemplated hereby, as long as such instruments or documents do not alter the material rights and obligations of any Party to this Agreement.

ARTICLE II
CONDITIONS TO CLOSING

          2.1          Conditions to Purchaser's Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or express written waiver (unless otherwise specified herein) of the following conditions:

          (a)          The representations and warranties made by Seller in this Agreement and in any certificate delivered by Seller pursuant hereto shall be true and correct in all respects, in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties; provided, however, if all such breaches in the aggregate do not constitute or result in a Material Adverse Change or Material Adverse Effect, then Purchaser shall not be entitled to terminate this Agreement, but shall have the right to assert a claim for indemnification pursuant to Article VII of this Agreement;

          (b)          Seller shall have performed and complied in all respects with the obligations and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date; provided, however, if the failure to comply with such obligations and covenants does not in the aggregate constitute or result in a Material Adverse Change or Material Adverse Effect, then Purchaser shall not be entitled to terminate this Agreement, but shall have the right to assert a claim for indemnification pursuant to Article VII of this Agreement;

          (c)          Since August 10, 2008, there shall have been no material adverse change or development in the financial condition, operating results, assets, or operations relating to the Business or the Purchased Assets taken as a whole (a "Material Adverse Effect" or "Material Adverse Change"); provided, however, notwithstanding the foregoing or any provision in this Agreement to the contrary, the following shall not be deemed for purposes of this Agreement to be a Material Adverse Change or Material Adverse Effect: (i) any activities of competitors of Seller of which Purchaser had Knowledge prior to the Signing Date or as disclosed by Seller to Purchaser prior to Signing Date or, (ii) any change or development that is attributable to or the result of general economic conditions and/or economic conditions or other matters generally applicable to the retail grocery and/or pharmacy business, regardless of whether such conditions or matters are applicable locally, regionally, nationally or otherwise, unless such conditions have had a materially disproportionate effect on Seller or the Purchased Assets compared to others that are in the retail grocery industry or pharmacy business.

          (d)          No suit, action or other proceeding, or injunction, order, decree or judgment, shall be threatened or pending before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated in this Agreement, or that could have a Material Adverse Effect or otherwise adversely affect in any material respect the right of Purchaser to own, operate or control all or any portion of the Purchased Assets;

          (e)          Seller shall have received and obtained all necessary third-party consents and approvals set forth on Schedule 2.1(e) (which shall include all landlord consents if and to the extent required by the terms of the lease) (collectively, the "Third-Party Approvals"), in each case on terms satisfactory to Purchaser in its reasonable discretion;

          (f)          Purchaser shall have received and obtained all necessary governmental and regulatory consents and approvals with respect to the sale of alcoholic beverages, pharmacy operations, and the WIC Program and other similar federal food programs ("Governmental Approvals"), in each case on terms reasonably satisfactory to Purchaser, except that with regard to any such Governmental Approval that has not been received and obtained as of the Closing, this condition shall be deemed to be satisfied: (i) with respect to consents and approvals required for the sale of alcoholic beverages and pharmacy operations, if Purchaser and Seller enter into one or more management agreements or other similar agreements to the extent permitted by applicable Legal Requirements which permit Purchaser, as agent for the Seller, to sell alcoholic beverages at the licensed Individual Premises and operate the Pharmacies; and (ii) with respect to the WIC Program and other similar federal food programs, if such consents and approvals are reasonably anticipated within ten days following the Closing Date;

          (g)          Seller shall have obtained releases of all Liens of whatever nature relating to the Purchased Assets (other than the Permitted Liens);

          (h)          All applicable waiting periods (or any extensions thereof) under the HSR Act, if any, shall have expired or otherwise been terminated;

          (i)          Seller shall have delivered to Purchaser all other documents, agreements, instruments, deeds, certificates, affidavits and other items required under clauses (ii) and (iv) of Section 1.5(b);

          (j)          Seller shall have obtained landlord estoppel certificates, dated no earlier than 25 days prior to Closing, from all landlords under the Leases and any master landlords under any master lease superior to any Lease in the form of Exhibit G, attached hereto, subject to such changes as may be approved by Purchaser in its reasonable discretion, except that this condition shall be deemed satisfied if Seller uses its best efforts to obtain such certificates and provides a Seller estoppel certificate to Purchaser reasonably acceptable to Purchaser in form and substance with respect to any Lease for which Seller was unable to obtain a landlord estoppel certificate;

          (k)          Seller shall have obtained subtenant estoppel certificates, dated no earlier than 25 days prior to Closing, from all subtenants under the Subleases in the form of Exhibit H attached hereto, subject to such changes as may be approved by Purchaser in its reasonable discretion, except that this condition shall be deemed satisfied if Seller uses its best efforts to obtain such certificates and provides a Seller estoppel certificate reasonably acceptable to Purchaser in form and substance with respect to any Sublease for which Seller was unable to obtain a subtenant estoppel certificate;

          (l)          If Seller or its predecessor in interest has not previously obtained a subordination, non-disturbance, and attornment agreement with respect to any Lease that is fully and unconditionally assigned to Purchaser at Closing, Seller shall have obtained subordination, non-disturbance, and attornment agreements from the holders of all mortgages and other liens on the title to the Leased Real Property that are superior to the leasehold interest of Seller under the Leases, as listed on the Leased Real Property Schedule (the "Non-Disturbance Agreements"). Any such Non-Disturbance Agreements to be obtained shall be substantially in the form attached hereto as Exhibit I;

          (m)          Purchaser shall have entered into noncompetition agreements on terms that are satisfactory to Purchaser in its reasonable discretion with the persons identified on Schedule 2.1(m), which terms shall not be broader in scope, duration or geographic area than as provided in Section 5.9 of this Agreement;

          (n)          Purchaser shall have entered into lease agreements in the form of Exhibit J attached to this Agreement (the "New Leases") with and RLJ Enterprises, L.L.C. or VG's (as applicable) granting Purchaser occupancy rights on the terms and conditions set forth therein for the parcels and tracts of land commonly known as (i) 209 South Alloy Drive, Fenton, Michigan 48430, and (ii) 710 S. Mill Street, Clio, Michigan 48420 (collectively, the "New Lease Locations"), and none of the New Leases shall contain any continuous operations clause or permit any landlord to unreasonably withhold consent to any assignment of such lease. The above-referenced lease for 209 South Alloy Drive, Fenton, Michigan shall be a gross lease with a five (5) year term. The above referenced lease for 710 S. Mill Street, Clio, Michigan shall be a "triple net" lease with a ten (10) year term (and five (5) renewal terms of five (5) years each). The rent for each of the foregoing leases is set forth on Schedule 2.1(n) attached hereto;

          (o)          Seller and each pertinent landlord shall have entered into amendments of the leases at (i) 8503 Davison Road, Davison, Michigan 48423, and (ii) 2400 West Grand River Avenue, Howell, Michigan 48843 in the form of Exhibit K attached herto. The amendments shall (a) terminate any continuous operations covenant contained in the lease; (b) to the extent necessary, amend the assignment and subletting clauses of such leases to provide that the landlord shall not unreasonably withhold consent to any assignment or sublease (c) amend the original term of the lease to be ten (10) years from the Closing Date; and (d) provide that each lease shall have two (2) renewal terms of five (5) years each. The rent for the foregoing leases is set forth on Schedule 2.1(n) attached hereto;

          (p)          Seller and Purchaser shall have entered into a license agreement in the form of Exhibit L attached to this Agreement (the "License Agreement") granting Purchaser rights to use the Licensed Intellectual Property; and

          (q)          Purchaser shall have obtained confirmation, acceptable to Purchaser in its reasonable discretion, that the following unconditional demand guarantees are enforceable and in full force and effect as of the Closing Date:

          (i)          The Guaranty of the The Great Atlantic & Pacific Tea Company, Inc., regarding the Lease between Ramco/West Acres LLC (successor to Flint Retail, L.L.C.) and Borman's, Inc., dated July 31, 1997 (Store # 830--W. Flint); and

          (ii)          The Guaranty of the The Great Atlantic & Pacific Tea Company, Inc., regarding the Lease Agreement between Regency Realty Group, Inc. and Borman's, Inc., dated January 10, 2000 (Store #1272--W. Fenton).

                    All proceedings to be taken by Seller in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby reasonably requested by Purchaser shall be reasonably satisfactory in form and substance to Purchaser. Any conditions specified in this Section 2.1 may be waived only in writing by Purchaser and specifying in reasonable detail the provision being waived.

          2.2          Conditions to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction or express written waiver of the following conditions as of the Closing:

          (a)          The representations and warranties made by Purchaser in this Agreement and in any certificate delivered by Purchaser pursuant hereto which are not qualified as to materiality shall have been true and correct in all material respects and the representations and warranties which are qualified as to materiality shall be true and correct in all respects, in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

          (b)          Purchaser shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

          (c)          Purchaser and Seller shall have received or obtained all Governmental Approvals and Third Party Approvals (except for Third Party Approvals with respect to which, if not obtained, Seller shall have no liabilities or obligations) that are necessary for the consummation of the transactions contemplated hereby;

          (d)          No suit, action or other proceeding, or injunction, order, decree or judgment relating thereto, shall be threatened or pending before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby;

          (e)          All applicable waiting periods (or any extensions thereof) under the HSR Act shall have expired or otherwise been terminated; and

          (f)          Purchaser shall have delivered to Seller the Closing Date Cash Payment, the New Leases, the lease amendments referenced in Section 2.1(o), the License Agreement and all other documents, agreements, instruments, certificates, affidavits and other items required under clause (iii), clause (v), and clause (vi) of Section 1.5(b).

                    All proceedings to be taken by Purchaser in connection with the consummation of the transactions contemplated hereby and all documents required to be delivered by Purchaser to effect the transactions contemplated hereby reasonably requested by Seller shall be reasonably satisfactory in form and substance to Seller. Any condition specified in this Section 2.2 may be waived only in writing by Seller and specifying in reasonable detail the provision being waived.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

                    As an inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Purchaser that:

          3.1          Organization and Corporate Power. VG's and VG's Pharmacy are corporations duly organized, validly existing and in good standing under the laws of the State of Michigan. Seller has all requisite power and authority and all material qualifications necessary to own and operate the Purchased Assets as now conducted. For each Shareholder that is a trust, the individual signing this Agreement as trustee of such trust has all requisite power and authority necessary to execute, deliver, and perform this Agreement.

          3.2          Authorization; No Breach; Approvals.

          (a)          The execution, delivery and performance of this Agreement, the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective boards of directors and shareholders of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby. This Agreement and the other agreements contemplated hereby to be executed and delivered by Seller constitute the valid and binding obligations of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitation on the availability of equitable remedies.

          (b)          Except as set forth on Schedule 3.2 and except for the Third Party Approvals and Governmental Approvals that are required to be obtained, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Seller and the consummation of the transactions contemplated hereby and thereby does not and will not (i) conflict with or result in any breach, default or violation of any of the provisions of, (ii) give any third party the right to terminate or to accelerate any obligation under, the provisions of Seller's articles of incorporation or organization, operating agreement, or bylaws, or any indenture, mortgage, lease, loan agreement, license, contract, commitment, or other agreement or instrument to which Seller or the Purchased Assets are bound or affected, or any Legal Requirement, rule or regulation to which Seller or the Purchased Assets are subject; (iii) to Seller's Knowledge, result in the creation of any Lien of any kind upon any of the Purchased Assets, or (iv) require any authorization, consent, approval, exemption or other action by or notice to or filing with any court or other governmental or regulatory body or authority (except for the notification and waiting period under the HSR Act). Subject to obtaining the Governmental Approvals, except for antitrust laws prohibiting certain mergers and acquisitions, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and thereby does not and shall not violate any Legal Requirements to which Seller is subject.

          (c)          Without limiting the generality of the foregoing, except for this Agreement, there are no agreements, options, commitments or rights with, of or to any Person to purchase or otherwise acquire any of the Purchased Assets or any interests therein, except for the purchase and sale of Merchandise in the Ordinary Course of Business.

          3.3          No Material Adverse Change. Since August 10, 2008 there has been no Material Adverse Change.

          3.4          Financial Statements. Seller has delivered to Purchaser reviewed financial statements for Seller's fiscal years ended December 31, 2006 and December 30, 2007 and financial statements for each fiscal quarter for Seller's fiscal 2006, and 2007 and through the Signing Date (collectively, the "Prior Financial Statements"). Seller shall deliver copies of all financial statements for each quarterly period ending after the Signing Date and before Closing (the "Interim Financial Statements"). Collectively, the Prior Financial Statements and Interim Financial Statements are referred to as the "Financial Statements." The Financial Statements do and will fairly and accurately present Seller's financial position in all material respects as of the dates indicated and the results of its operations in all material respects as of the dates indicated and for the periods covered thereby, are not misleading, and are and will be true and correct in all material respects.

          3.5          [Reserved].

          3.6          Financial Documents. All periodic financial statements and individual store level financial reports maintained at the corporate level, including without limitation sales reports, inventory reports, financial statements (including without limitation the reports given in connection with the computation of the Estimated Gift Certificates Amount, Estimated Coupon Amount, and Estimated Community Giving Amount) containing financial information which has been provided to Purchaser by Seller, whether in electronic or hard-copy format, fairly and accurately, in all material respects, present the financial information contained therein, as of the dates indicated, accurately, in all material respects, reflect the information on Seller's books of accounts and records, and have been prepared in a manner consistent with and have been and can be reconciled in all material respects to the financial data presented in the Financial Statements. Data in Seller's information systems to which Purchaser has been given direct access is data relied upon by Seller in the Ordinary Course of Business and is reasonably believed by Seller to be accurate and consistent with the financial data in the Financial Statements. With respect to the items maintained at the corporate level and allocated to the Individual Premises, the amounts of such items at the corporate level are true and correct in all material respects, and Seller's allocation of such amounts to the Individual Premises was performed using a reasonable method of allocation. Notwithstanding the foregoing, the provisions of this Section 3.6 shall be limited to reports, statements, information and materials for the period from January 1, 2006 to the date of this Agreement.

          3.7          Absence of Certain Developments. Except as set forth on Schedule 3.7, since December 30, 2007, Seller has not with respect to the Business, the Purchased Assets, or the Assumed Liabilities:

          (a)          sold, assigned, licensed, sublicensed, transferred, encumbered or permitted a Lien to attach to any Proprietary Rights (including the United States federal trademark registrations for VG's and the VG's logo) or other Seller intangible assets, disclosed any confidential information to any Person (other than Purchaser and Purchaser's representatives, agents, attorneys and accountants and Persons who are subject to an agreement to keep such information confidential), or abandoned or permitted to lapse any of the Proprietary Rights (including the United States federal trademark registrations for VG's and the VG's logo);

          (b)          suffered any Losses in excess of Fifty Thousand Dollars ($50,000) or waived any rights of material value relating to the Purchased Assets, other than in the Ordinary Course of Business;

          (c)          suffered any damage, destruction or casualty loss to the Purchased Assets in excess of Fifty Thousand Dollars ($50,000), whether or not covered by insurance;

          (d)          made any change in any method of accounting or accounting policies; or

          (e)          entered into, amended or terminated any material contract or any government license or permit or taken any other action or entered into any other transaction other than in the Ordinary Course of Business that has not been disclosed to Purchaser in the Schedules.

          3.8          Real Property.

          (a)          Leased Real Property. Schedule 3.8(a) and Schedule 3.8(b) set forth the address of each Leased Real Property and a complete and accurate list in all material respects of each lease (including any master leases) for each Leased Real Property and any related guarantees, in each case identifying the location, date, parties, and amendments to such agreements (the "Leases"). Seller has delivered to Purchaser complete and accurate copies of all the Leases and Subleases (including all assignments, amendments, extensions, renewals, or any other document having the effect of modifying such Leases and Subleases) comprising the lease of such Leased Real Property and all guaranties of, and agreements to which Seller is party providing for subordination, non-disturbance or attornment with respect to, each such Lease (collectively, the "Lease Documents").

          (b)          Leases. Except as specified on Schedule 3.8(b), (A) each Lease is legal, valid, binding, enforceable and in full force and effect in all material respects; (B) the assignment of each Lease to Purchaser in accordance with this Agreement does not require the consent of any other Person, will not result in a breach of, or default under, such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing, provided that the consent of the landlord thereunder is obtained when required; (C) Seller has no material disputes with any Landlords with respect to any Lease or any Leased Real Property and to Seller's Knowledge, no Landlord under any Lease has a dispute with Seller with respect to any Lease or any Leased Real Property; (D) neither Seller nor any other party to any Lease is in material breach or default under any Lease, and to Seller's Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Lease, or permit the termination or modification of any Lease or acceleration of rent under any Lease; (E) no portion of any security deposit tendered in accordance with any Lease has been applied with respect to a breach or default under such Lease which has not been restored in full; (F) Seller does not owe, and will not owe in the future, any brokerage commissions or finder's fees with respect to any Lease; (G) no party to any Lease (other than Seller) is an affiliate of Seller or otherwise has any economic interest in Seller; (H) Seller has not collaterally assigned or granted any other security interest in any Lease; (I) there are no Liens or encumbrances on the estate or interest created by any Lease; (J) none of the Leases contains restrictions on the tenant's ability to operate or lease a grocery store or pharmacy on the Leased Real Property; (K) Seller has taken all necessary actions required under the Leases and/or applicable Legal Requirements to enforce its rights against the applicable landlord with respect to any known deferred maintenance obligation of a landlord at any Leased Real Property (L) no person or firm possesses or occupies, or has the right to possess or occupy, any portion of any Leased Real Property, except for (i) that portion of any Leased Real Property that is a "common area" under the applicable Lease and (ii) those portions of any Leased Real Property occupied by subtenants pursuant to valid Subleases more particularly identified on Schedule 3.8(c). Notwithstanding the materiality qualifiers in (C) and (D) above, Seller shall use all commercially reasonable efforts to provide Purchaser with written information regarding each dispute, breach and default arising in, under, or in connection with a Lease.

          (c)          Sublease Documents. Schedule 3.8(c) sets forth the address of each Subleased Real Property and a complete and accurate list in all material respects of all Subleases, licenses and other agreements (including all assignments, amendments, extensions, renewals of such Subleases, licenses and other agreements) in each case identifying the location, date and parties to such agreements. Seller has delivered to Purchaser complete and accurate copies of each Lease and Sublease comprising the Sublease of such Subleased Real Property and all guaranties of, and, to the extent in Seller's possession, agreements providing for subordination, non-disturbance or attornment with respect to, each such Sublease (collectively, the "Sublease Documents").

          (d)          Subleases. Except as specified on Schedule 3.8(c), (A) Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy any portion of any Leased Real Property; (B) each Sublease is legal, valid, binding, enforceable and in full force and effect in all material respects; (C) there are no material disputes with respect to any Sublease or any Subleased Real Property; (D) neither Seller or any other party to any Sublease is in material breach or default under any Sublease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Sublease; (E) no portion of any security deposit tendered in accordance with any Sublease has been applied with respect to a breach or default under such Sublease which has not been restored in full; (F) the subtenant, licensee or occupant of each Subleased Real Property has not assigned any rights or interests under any Sublease and has not subleased, licensed or otherwise granted the right to use or occupy any portion of the Subleased Real Property to any Person; (G) Seller does not owe, and will not owe in the future, any brokerage commissions or finder's fees with respect to any Sublease; (H) no party to any Sublease (other than Seller) is an affiliate of Seller or otherwise has any economic interest in Seller; and (I) Seller has not collaterally assigned or granted any other security interest in any Sublease; (J) to Seller's Knowledge, there are no Liens or encumbrances on the estate or interest created by any Sublease; (K) Seller has paid all inducements owing with respect to each Sublease and has constructed all improvements required to be constructed in accordance with each Sublease; and (L) no person or firm possesses or occupies, or has the right to possess or occupy, any portion of the Subleased Real Property, except the subtenant under the applicable Sublease.

          (e)          Leasehold Improvements. Except as set forth on the Schedule 3.8(e), Seller has good and marketable title to its respective Leasehold Improvements, free and clear of all Liens except Permitted Liens or any other lien that will be discharged or otherwise satisfied on or before the Closing Date. Other than the rights of Purchaser under this Agreement, there are no outstanding and presently existing options, rights of first offer or rights of first refusal to purchase any Leasehold Improvements. To Seller's Knowledge, the Improvements are in a condition and repair that is sufficient for the operation of the Purchased Assets on the Leased Real Properties. None of the Improvements encroach on any land that is not included in the Leased Real Properties or on any easement. There are no encroachments on any portion of the Leased Real Properties by any buildings or improvements from adjoining real property, which encroachment would materially interfere with the use or occupancy of such Leased Real Property or the continued operation of the Purchased Assets.

          (f)          Access. Each Individual Premises has legal access to an adjoining public street, and such access is not dependent on any land or interest in real property that is not included in such Individual Premises.

          (g)          Utility Services. All water, sewer, storm water, gas, electrical, telecommunications and other utility services for each Individual Premises have been installed and have been operational and sufficient in all material respects for the operation of each Individual Premises in a manner conducted by Seller prior to Closing.

All fees to connect and begin provision of such systems and services have been paid in full. Each such service enters each Individual Premises from an adjoining public street or valid private easement in favor of the supplier of such service or appurtenant to such Individual Premises.

          (h)          Condemnation and Litigation. There is no condemnation, expropriation or other proceedings in the nature of eminent domain pending or, to Seller's Knowledge, threatened, affecting any interest in any Individual Premises.

          (i)          Compliance with Recorded Documents and Zoning. Except as set forth on Schedule 3.8(i), the current use and occupancy of each Individual Premises does not any violate any easement, restriction, covenant, condition, restriction or similar provision in any recorded instrument or any zoning code or ordinance, building code or other Legal Requirements regulating the use or occupancy of such Individual Premises.

          (j)          Flood Hazard Area. To Seller's Knowledge, no portion of any Individual Premises is located in a flood hazard area (as defined by the Federal Emergency Management Agency) that requires federal flood hazard insurance or any permits, licenses, variances, approvals and authorizations for the occupancy or use of such Individual Premises for the operation of the Purchased Assets.

          (k)          Insurability of the Real Property. Seller has not received any notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) (A) requesting that Seller perform any repairs, alterations, improvements to any Individual Premises which Seller or a Subsidiary of Seller has not completed in full or (B) notifying such Seller of any defects or inadequacies in any Individual Premises which would adversely affect the insurability of such Individual Premises or the premiums for insurance.

          (l)          Sufficiency of Real Property. The interests of Seller in the Leased Real Property to be transferred pursuant to this Agreement are sufficient for the conduct of Seller's business on the Leased Real Property in substantially the same manner as currently conducted as of the Closing Date.

          3.9          Assets. Seller owns good and valid title to, or holds a valid leasehold interest in or license to, all of the Purchased Assets, free and clear of all Liens, except for Permitted Liens and Liens to be discharged or otherwise satisfied on or before the Closing Date. Except for the Excluded Assets and the rights and services to be provided under the Transition Services Agreement and the rights granted under the License Agreement, the Purchased Assets include all of the assets, properties, rights (including intellectual property rights), services or interests, whether tangible or intangible, real or personal, that are necessary to conduct the Business in substantially the same manner as currently conducted on the Real Property as of the Signing Date. Except as set forth on Schedule 3.9, the buildings, Improvements, fixtures, machinery, equipment and other tangible assets (whether owned or leased) included in the Purchased Assets are, except for ordinary wear and tear, in condition and repair sufficient for the current operation of the Purchased Assets and conduct of the Business and usable in the Ordinary Course of Business.

          3.10          Taxes. VG's's employer identification number is 38-1652078. VG's Pharmacy's employer identification number is 38-2735886. Seller has duly and timely filed all Tax Returns it is required to file, including without limitation Tax Returns with respect to the Purchased Assets, except for those returns for which the time for filing thereof has been validly extended, and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and payable by Seller, including without limitation with respect to the Purchased Assets, the Real Property, sales from the Real Property, and employment have been timely paid. To Seller's Knowledge, there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the Purchased Assets or on the Real Property.

          3.11          Contracts and Commitments.

          (a)          Schedule 3.11 contains a true and complete list of any and all contracts and agreements entered into by Seller with any Person, and which are necessary to, are used in connection with, or relate to the operation and use of the Purchased Assets in the Business (except any contract or agreement that involves performance of services or delivery of goods or materials of an amount or value less than Fifty Thousand Dollars ($50,000).

          (b)          Except as disclosed on Schedule 3.11 attached hereto, (i) Seller has performed all material obligations required to be performed by it and is not in default, or in breach of, any Assumed Contract, (ii) to Seller's Knowledge, no Assumed Contract has been breached or cancelled by the other party, and to Seller's Knowledge, there is no anticipated breach by any other party to any Assumed Contract, (iii) to Seller's Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Assumed Contract, (iv) except for Subleases, Seller has not assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Assumed Contract, and (v) the Assumed Contracts are in full force and effect, and constitute legal, valid and binding agreements of Seller, enforceable in accordance with their respective terms and, subject to obtaining any required Third Party Approvals, each Assumed Contract will continue as such immediately following the consummation of the transactions contemplated hereby, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws and principles of equity generally affecting the enforcement of creditors' rights.

          (c)          Purchaser has received a true and correct copy of all written contracts (and, as set forth on Schedule 3.11(c), an accurate written description of all oral contracts) which are (i) listed on Schedule 3.11; or (ii) listed on the attached Assumed Contracts Schedule; together with all amendments, exhibits, attachments, waivers or other changes thereto.

          (d)          Other than the transactions contemplated by this Agreement, Seller is not a party to or bound by any agreement with respect to a possible merger, sale, restructuring, refinancing or other disposition of all or any material part of the Purchased Assets, including the Real Property.

          3.12          Proprietary Rights.

          (a)          The Proprietary Rights Schedule lists all of the following Proprietary Rights used in the Business: (i) Proprietary Rights registered or pending with the U.S. Patent and Trademark Office or the U.S. Copyright Office or any other similar domestic or foreign office, department or agency; (ii) material unregistered trademarks, service marks and trade names, (iii) internet domain names; (iv) material unregistered copyrights; (v) Proprietary Rights licenses; and (vi) any other material Proprietary Rights.

          (b)          Except as disclosed in the Proprietary Rights Schedule:

          (i)          Neither Seller's conduct of the Business nor Seller's use of the Purchased Assets has infringed, misappropriated or otherwise conflicted with an intellectual property right of any Person. Seller is not aware of any facts that indicate a reasonable possibility of any of the foregoing and Seller has not received any notices regarding any of the foregoing, including, without limitation, any demands or offers to license any intellectual property from any Person.

          (ii)          To Seller's Knowledge, no Person has infringed, misappropriated or otherwise conflicted with any of the Proprietary Rights and Seller does not have Knowledge of any facts that indicate a reasonable possibility of any of the foregoing.

          (c)          The United States federal trademark registrations for VG's and the VG's logo are valid and enforceable and all other Proprietary Rights are valid and enforceable.

          (d)          Except for the Excluded Assets, immediately subsequent to Closing, the Proprietary Rights will be owned by or available for use by Purchaser on terms and conditions identical to those under which Seller owned or used the Proprietary Rights immediately prior to Closing.

          3.13          Litigation. Except as set forth on Schedule 3.13, there are no actions, suits, proceedings, orders, charges, complaints, grievances, or investigations pending or, to Seller's Knowledge, threatened against or affecting the Purchased Assets (including, without limitation, the Real Property) at law or in equity, by or before any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. Except as set forth on Schedule 3.13, Seller is not subject to or bound by any outstanding orders, judgments or decrees of any court or governmental entity with respect to the Purchased Assets or the Assumed Liabilities.

          3.14          Brokerage. Except as set forth on Schedule 3.14, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller. Except as set forth on Schedule 3.14, Seller has not entered into an agreement with any broker, finder or investment bank pursuant to which such party would be entitled to any payment relating to or in connection with this Agreement and the transactions contemplated by this Agreement.

          3.15          Employees.

          (a)          Except as disclosed on Schedule 3.15(a), with respect to the Purchased Assets: (i) there is no collective bargaining agreement or relationship with any labor organization; (ii) no executive, manager (including store managers) or pharmacist at any Individual Premises has delivered notice to Seller indicating he or she has any present intention to terminate his or her employment; (iii) to Seller's Knowledge, no executive, manager (including store managers) or pharmacist is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person with respect to the Business or any Individual Premises that would be material to the performance of such employee's employment duties, or the ability of Purchaser to operate the Business or any Individual Premises; (iv) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (v) to Seller's Knowledge, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists; (vi) within the past three (3) years, no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and to Seller's Knowledge ,none is underway or threatened; (vii) except as set forth on Schedule 3.15(a)(vii), there is no material worker's compensation liability, experience or matter; (viii) except as set forth on Schedule 3.15(a)(viii), there is no employment-related charge, complaint, claim, grievance, investigation, inquiry or obligation of any kind, pending or, to Seller's Knowledge, threatened in any forum, relating to an alleged violation or breach of any Legal Requirements or contract; and (ix) to Seller's Knowledge, no employee or agent has committed any act or omission giving rise to liability for any violation or breach identified in subsection (viii) above.

          (b)          Schedule 3.15(b) sets forth (i) a list of all written employment agreements or severance agreements with any employees employed in the Business, and (ii) a list of all employees employed in the Business (including all employees on leave or layoff status), indicating the Individual Premises at which each employee works, each employee's status as an hourly or salaried employee, each employee's wage or salary rate, each employee's bonus compensation for the prior fiscal year (if any), each employee's status as full or part-time, and the status of any employee on leave or layoff, and the employee's enrollment in Seller's Employee Benefit Plans. Except as set forth in Schedule 3.15, there are no employee handbooks or other written personnel policies, rules or procedures applicable to Seller's employees and Seller has provided Purchaser with true and complete copies of all such documents.

          (c)          With respect to this transaction, any notice required under any Legal Requirements or agreement has been or shall be given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past one (1) year, except as disclosed on Schedule 3.15(c), Seller has not implemented any plant closing or layoff of employees relating to the Business that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the "WARN Act"), and no such action will be implemented without advance notification to Purchaser. Set forth on Schedule 3.15(c) is a list of employees terminated by Seller at each Individual Premises during the ninety (90) day period immediately preceding the Signing Date, including the date of such termination. Seller shall update this Schedule to provide such information for the employees terminated at each Individual Premises for the ninety (90) day period immediately preceding the Closing Date.

          (d)          Seller has complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of social security and similar Taxes. To Seller's Knowledge, Seller is not liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

          3.16          Employee Benefit Plans.

          (a)          Schedule 3.16 contains a complete and correct list of each Employee Benefit Plan.

          (b)          Seller and each ERISA Affiliate are in material compliance with the requirements of COBRA.

          (c)          Neither Seller nor any ERISA Affiliate has participated in any Multiemployer Plan.

          (d)          Any defined benefit pension plan maintained by Seller is or will be fully funded on a termination basis following the Closing.

          3.17          Compliance with Laws; Permits; Certain Operations. Except as set forth on Schedule 3.17, with respect to the Business and the Purchased Assets:

          (a)          Since January 1, 2006, Seller has complied and is currently in compliance with, in all material respects, all applicable Legal Requirements (including, without limitation, The Americans with Disabilities Act of 1990, as amended, and all laws regulating zoning, buildings, and health and safety) and no notices have been received by and there are no claims filed and currently maintained against Seller alleging a violation of any such Legal Requirements. Seller is in compliance with any orders issued by governmental bodies relating to compliance with such Legal Requirements. Seller has not been cited for any violation of the Michigan Liquor Control Code of 1998 or the regulations promulgated thereunder that is still pending and could delay the Michigan Liquor Control Commission's approval of the transactions contemplated by this Agreement. Seller has paid all outstanding fines, fees or charges levied by the Michigan Liquor Control Commission.

          (b)          Seller holds all permits, licenses, certificates, registrations, accreditations or other authorizations (collectively, "Permits") of federal, state and local governmental agencies required for the operation of the Business and the Purchased Assets as currently operated (including without limitation any board of fire underwriters), and the attached Permits Schedule sets forth a list of all of such Permits, including the expiration date for each. All such Permits have been issued and are in full force and effect. Seller has not received any notice from any governmental authority threatening a suspension, revocation, modification or cancellation of any such Permits. Seller is in compliance with all terms and conditions of the Permits in all material respects.

          3.18          Environmental Matters.

          (a)          To Seller's Knowledge, except as disclosed on Schedule 3.18, with respect to the operations of Seller in connection with the Purchased Assets, Seller has complied with and is in compliance with all Environmental and Safety Requirements in all material respects.

          (b)          With respect to the operations of Seller in connection with the Purchased Assets, except in the Ordinary Course of Business and as permitted by all Environmental and Safety Requirements, Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported or released, or exposed any person to, any hazardous or toxic substance or waste, pollutant, contaminant, asbestos, noise or odor so as to give rise to any liability for fines or penalties, obligations for investigation or cleanup, or damages for injuries to persons, property or the environment under Environmental and Safety Requirements; and, to Seller's Knowledge, there are no hazardous or toxic substances or wastes, pollutants, contaminants or asbestos present in or around any of the Real Property in quantities or under circumstances that may give rise to liabilities for fines or penalties, obligations for investigation or cleanup, or damages for injuries to persons, property or the environment under Environmental and Safety Requirements.

          (c)          Seller has delivered to Purchaser complete copies of all environmental assessments, environmental compliance audits, environmental investigation reports, asbestos surveys, radon surveys, lead-based paint surveys, Baseline Environmental Assessments (within the meaning of Part 201 of the Michigan Natural Resources and Environmental Protection Act, MCL 324.20101 et seq. (hereinafter "BEAs"), and all material correspondence and documents relating to the environmental condition or compliance status of any of the Purchased Assets (including the Real Property) (collectively, the "Environmental Reports") which are in Seller's possession or under its control, which Environmental Reports are delivered without representation, warranty or recourse as to the content thereof.

          (d)          Except as disclosed on Schedule 3.18, and to Seller's Knowledge there is not now and there has never been, an underground storage tank ("UST"), UST system, or component part thereof, present at any of the Individual Premises, and Seller has provided to Purchaser copies of all documentation in Seller's possession or under its control regarding or referring to any such current or previous UST, system, or component.

          (e)          Except as set forth on Schedule 3.18, to Seller's Knowledge no gas station or fueling center has ever been located within any Individual Premises.

          (f)          Notwithstanding the foregoing provisions or any other provisions in this Agreement to the contrary, all representations and warranties set forth in this Section 3.18 shall be deemed to be modified by, and subject to any matters disclosed in any Environmental Reports delivered by Seller to Purchaser or in any Environmental Reports obtained by Purchaser.

          3.19          Pharmacy Operations

          (a)          (i) The use of the information and data that is used or held for use in the operation of the Pharmacies or that is otherwise material to or necessary for the operation of the Pharmacies (the "Data") by Seller does not infringe or violate the privacy rights of any Person or otherwise violate any Legal Requirements, (ii) Seller has taken reasonable and customary measures consistent with generally accepted industry practices to protect the privacy of the Data of its customers, and (iii) to Seller's Knowledge, since January 31, 2003 there have been no security breaches with respect to the privacy of such Data.

          (b)          Except as set forth on Schedule 3.19(b), Seller is qualified for participation in the Medicare and Medicaid programs. Seller has not received any notice indicating that such qualification may be terminated or withdrawn nor has any reason to believe that such qualification may be terminated or withdrawn. Seller has timely filed all claims or other reports required to be filed with respect to the purchase of products or services by third-party payors (including, without limitation, Medicare and Medicaid), except where the failure to file such claims and reports would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, and all such claims or reports are complete and accurate in all material respects. Seller has no material liability to any payor with respect thereto, except for liabilities incurred in the Ordinary Course of Business consistent with past practice.

          (c)          Seller has complied in all material respects with all applicable "Healthcare Laws", i.e., The Social Security Act, as amended, including, without limitation, Criminal Penalties Involving Medicare or State Health Care Programs (commonly referred to as the "Federal Anti-Kickback Statute"), and the Prohibition Against Certain Referrals (commonly referred to as the "Stark Statute"), the statute commonly referred to as the "Federal False Claims Act," HIPAA, and the regulations issued pursuant thereto, and all statutes and regulations relating to the possession, distribution, maintenance and documentation of controlled substances.

          (d)          To Seller's Knowledge, no currently employed personnel of Seller during such person's employment with Seller have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of Legal Requirements relating to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances. To Seller's Knowledge, no currently employed personnel of Seller during such person's employment with Seller have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. No currently employed personnel of Seller during such person's employment with Seller has, to Seller's Knowledge, committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. Seller, to its Knowledge, has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in, a Federal Health Care Program or other federal program.

          3.20          Insurance. All of the policies of Insurance covering the Purchased Assets are outstanding and in full force and the same or comparable policies will remain in full force until the Closing Date. All premiums with respect to such policies are currently paid and, Seller has not received any written notice that the duties of the insureds under the policies have not been fully discharged.

          3.21          Solvency. Seller is not now insolvent and, assuming the Purchase Price is paid to Seller, will not be rendered insolvent by any of the transactions contemplated by or arising in connection with this Agreement.

          3.22          True and Complete Information. To Seller's Knowledge, no schedule, statement, list, certificate or other information furnished or to be furnished by Seller in connection with this Agreement, including the Schedules, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and which in the aggregate would result in a Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

                    As an inducement to Seller to enter into this Agreement, Purchaser hereby represents and warrants to Seller as follows:

          4.1          Corporate Organization and Power. Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Michigan, with full power and authority to enter into this Agreement and to perform its obligations hereunder.

          4.2          Authorization.

          (a)          The execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby. This Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitation on the availability of equitable remedies.

          (b)          The execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser and the consummation of the transactions contemplated hereby and thereby does not and shall not (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, the provisions of Purchaser's certificate of incorporation or bylaws or any indenture, mortgage, lease, license, contract, understanding, commitment or other agreement or instrument to which Purchaser is bound or affected, or (v) require any authorization, consent, approval, exemption or other action by or notice to or filing with any court or other governmental or regulatory body or authority (except for the notification and waiting period under the HSR Act). Except for antitrust laws prohibiting certain mergers and acquisitions, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and thereby does not and shall not violate any Legal Requirements to which Purchaser is subject.

          4.3          Brokerage. Except for arrangements for which Purchaser shall be solely responsible, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Purchaser.

          4.4          Available Funds. Spartan Stores, Inc., Purchaser and certain other subsidiaries of Spartan Stores, Inc. are the "Borrowers" under a certain Loan and Security Agreement dated as of December 23, 2003, as amended to date ("Loan Agreement"), between such Borrowers, Wachovia Capital Finance Corporation (Central), in its capacity as agent, and certain lenders from time to time parties to the Loan Agreement (each a "Lender" and collectively, the "Lenders"). Borrowers are not in breach or in default in any material respect with any of the terms and conditions of the Loan Agreement. Pursuant to the terms of the Loan Agreement, the Lenders are contractually obligated to lend to Borrowers funds in amounts that are sufficient to allow Purchaser to pay the Purchase Price at Closing.

          4.5          True and Complete Information. No schedule, statement, list, certificate or other information furnished or to be furnished by Purchaser in connection with this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
COVENANTS; OTHER AGREEMENTS

          5.1          Conduct of Business. Except as otherwise expressly contemplated in this Agreement or with the written consent of Purchaser, from the Signing Date until the earlier of the Closing or the termination of this Agreement pursuant to Article VI, Seller shall: (i) conduct the operations and affairs related to the Business and the Purchased Assets only in the Ordinary Course of Business and in a manner that is consistent with Seller's current operating standards (including with respect to stocking, inventory, employee headcounts, repairs, and promotions) for the Business; (ii) use commercially reasonable efforts to maintain and preserve intact the businesses operated at each Individual Premises; (iii) maintain appropriate levels of Merchandise consistent with past practice; (iv) maintain capital expenditures in the Ordinary Course of Business and make all presently scheduled capital expenditures; and (v) maintain the Purchased Assets in the same operating condition and repair, subject to ordinary wear and tear. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement (including, but not limited to, Exhibit B to this Agreement) or with the prior written consent of Purchaser, from the Signing Date until the Closing Date, Seller shall not:

          (a)          change the name of, or any signage at, any Individual Premises;

          (b)          sell, assign, convey, pledge, mortgage, lease, dispose, license, transfer or otherwise dispose of, or impose any Liens upon, the Purchased Assets or any interest therein, other than in the Ordinary Course of Business;

          (c)          make any material changes in the methods of operation and management of the Business or any Individual Premises, including practices and policies relating to the purchasing of Merchandise, marketing, selling, pricing, advertising, promotions or accounting, other than sale or consumption of inventory in the Ordinary Course of Business;

          (d)          other than in the Ordinary Course of Business, alter its methods of allocating Merchandise and other assets and employees between or among the Individual Premises or otherwise move or transfer its Merchandise and other assets between or among the Individual Premises;

          (e)          take any action which is inconsistent with its obligations under this Agreement or with the consummation of the Closing;

          (f)          disclose any proprietary confidential information to any Person (other than Purchaser and its Affiliates and other than in the Ordinary Course of Business in circumstances in which it has imposed reasonable confidentiality restrictions), or abandon or permit to lapse any Proprietary Rights;

          (g)          cause or permit to remain unrepaired any material damage, destruction or loss (whether or not covered by insurance) with respect to the Purchased Assets (including, without limitation, demolish or remove existing Improvements on the Real Property);

          (h)          after commercially reasonable efforts, fail to maintain in full force and effect any of the Assumed Contracts through their expiration dates, or take or permit any action constituting a material breach or default under any Assumed Contract, or modify, amend or terminate any of the Assumed Contracts other than in the Ordinary Course of Business;

          (i)          except as otherwise expressly provided by this Agreement, make or grant any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts or, in the case of non-officer employees, consistent with past practice or as the result of an employee promotion in the Ordinary Course of Business), or make or grant any increase in any Employee Benefit Plan or arrangement, or amend or terminate any existing Employee Benefit Plan or arrangement or adopt any new employee benefit plan or arrangement, except as may be consistent with past practice;

          (j)          enter into any contract or agreement that involves the performance of services or delivery of goods or materials of an amount or value greater than Twenty-Five Thousand Dollars ($25,000) (other than contracts or agreements for the delivery in less than twelve (12) months of Merchandise in the Ordinary Course of Business), unless approved by Purchaser, which approval shall not be unreasonably withheld or delayed;

          (k)          cause or incur material liability with respect to the Business or the Real Property, except current liabilities incurred in the Ordinary Course of Business;

          (l)          implement any employee layoffs which could implicate the WARN Act, except as required by this Agreement; or

          (m)          agree or commit to do any of the foregoing (other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement).

          5.2          Access to Information and Premises.

          (a)          Seller agrees that, between the Signing Date and the earlier of the Closing Date or the termination of this Agreement pursuant to Article VI, Purchaser, Purchaser's Affiliates' lenders, and their respective representatives shall, upon reasonable notice and so long as such access does not unreasonably interfere with the business operations of Seller (and subject to the rights of any landlord), have reasonable access during normal business hours, or other times reasonably agreed, to all Real Property and shall be entitled to make such reasonable investigation of the properties, businesses and operations of

Seller (including without limitation engineering studies, surveys, inspections relating to title work and physical inspections of the Real Property and/or Improvements and any environmental assessments, audits and investigations (including without limitation, the procurement and analysis of soil, water, air, and building samples at any or all of the Individual Premises and the preparation and disclosure of BEAs) or to conduct a physical inspection of the Merchandise and physical inspection of the equipment and Improvements) located at each Individual Premises and shall be entitled to examine the books and records and financial condition of Seller related to the Business and the operation of the Purchased Assets whether evidenced in writing, electronic data, computer software or otherwise, as they reasonably request, and to make extracts and copies (at Purchaser's sole expense) to the extent necessary of such items. Notwithstanding anything to the contrary, Purchaser shall not have access to the general ledger and financial accounting systems of Seller; however, Seller will provide Purchaser with hard-copies of information from such systems as reasonably requested by Seller. Purchaser shall provide Seller with copies of its environmental assessments, audits, investigations and BEAs as soon as reasonably practicable after they become available. No information received from Seller, or obtained from any investigation by Purchaser, after the Signing Date shall in any way affect any representations or warranties made herein, the conditions to the obligations of the respective Parties to consummate the transactions contemplated by this Agreement, or Purchaser's indemnification rights pursuant to Article VII. To the extent reasonably available to Seller, Seller shall provide Purchaser with access to daily operating results and other information concerning the performance of Seller's business. If Purchaser or its representatives enter upon the Real Property pursuant to the terms hereof, Purchaser agrees to indemnify and hold Seller harmless from all damage caused to any person, Real Property or Purchased Assets as a result of such entry and the acts or omissions of Purchaser or its representatives; and provided further, Purchaser shall restore or repair the Real Property or Purchased Assets to the condition that existed prior to such entry. The foregoing indemnity shall survive the termination of this Agreement.

          (b)          From the Signing Date through the Closing Date, Seller shall deliver to Purchaser copies of (i) Seller's routine periodic financial statements for each of the Individual Premises (by store and on a consolidated basis), in each case as soon as reasonably practicable (and in any event within fifteen (15) business days following the end of each accounting period), (ii) routine weekly sales, margin, labor and other operational reports for each of the Individual Premises as soon as reasonably practicable following the end of each week, and (iii) such other routine available information regarding the operation of the Business and each of the Individual Premises as Purchaser may reasonably request. Upon the execution of this Agreement, Seller shall provide Purchaser with copies of all historical data since January 1, 2006 relating to sales, profits and losses (including all underlying data and documents, in electronic format whenever possible) for each of the Individual Premises.

          5.3          Notification of Certain Matters; Schedules. Seller shall give written notice to Purchaser of (i) the occurrence or nonoccurrence of any event that has caused or could reasonably be expected to cause (A) any representation or warranty of Seller contained in this

Agreement to be untrue or inaccurate in any material respect at any time from the Signing Date to the Closing Date or (B) directly or indirectly, any Material Adverse Effect, or (ii) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Purchaser shall give written notice to Seller of (i) the occurrence or nonoccurrence of any event that has caused or could reasonably be expected to cause (A) any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any material respect at any time from the Signing Date to the Closing Date or (B) directly or indirectly, any Material Adverse Effect, or (ii) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. The delivery of any notice by Seller or Purchaser pursuant to this Section 5.3 shall not (x) be deemed to amend or supplement any of the Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty, covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to Purchaser.

          5.4          Further Assurances.

          (a)          Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the transactions contemplated by this Agreement, including without limitation using their commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental or regulatory official, body or authority and parties to the Assumed Contracts with Seller as are necessary for the consummation of the transactions contemplated hereby. The Parties shall make on a prompt and timely basis all governmental or regulatory notifications and filings required to be made by them for the consummation of the transactions contemplated hereby.

          (b)          The Parties agree to file all forms and related materials that they may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) ("HSR Act") and to use commercially reasonable efforts to obtain an early termination of the applicable waiting period, and to make any further filings pursuant the HSR Act that may be necessary, proper, or advisable in connection therewith. Purchaser and Seller shall each pay one-half the fees and other costs of complying with the HSR Act, including, without limitation, filing fees and fee end costs of experts and counsel engaged for this purpose.

Each of the Parties shall respond as promptly as practicable under the circumstances to any inquiries and requests received from the Federal Trade Commission or the Antitrust Division for additional information or documentation and to all inquiries and requests received from the Michigan State Attorney General or other governmental authority in connection with antitrust matters. Each of the Parties shall respond as directed by Purchaser with respect to any request by a governmental agency (i) to extend an applicable waiting period under the HSR Act or (ii) to agree not to consummate the transactions contemplated by this Agreement. As directed by Purchaser, each of the

Parties shall use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing. However, Purchaser shall have the sole and exclusive right to determine, at its option, whether to negotiate, contest through litigation, or take other action in response to any position or claim advanced by a governmental agency, including any demands for sale, divestiture or disposition of assets or business of either Purchaser or Seller. Purchaser shall have the sole and exclusive right to direct and control any such litigation, negotiation or other action, with legal counsel of its own choosing, and Seller agrees to fully cooperate with Purchaser with respect thereto. This Section 5.4(b) shall not operate to limit or waive Seller's right to terminate this Agreement as provided in Section 6.1(c)(i).

Seller shall, subject to applicable Legal Requirements, promptly notify Purchaser of any written communication to Seller from any governmental agency (including the Federal Trade Commission, the Antitrust Division or the Michigan State Attorney General) concerning antitrust issues, and shall permit Purchaser to review and approve in advance any proposed written communication to any such governmental agency. Subject to applicable Legal Requirements, Seller shall not agree to participate in any substantive meeting or discussion with any governmental authority with respect to any filings, investigation or inquiry concerning this Agreement unless Seller consults with Purchaser in advance and, to the extent permitted by that Governmental Authority, gives Purchaser the opportunity to attend and participate in that meeting. Seller shall, subject to applicable Legal Requirements, furnish Purchaser with copies of all correspondence, filings, and written communications, and memoranda setting forth the substance of oral communications, between Seller and its representatives on one hand, and any governmental authority or members of their respective staffs on the other hand, with respect to this Agreement.

          (c)          Seller agrees to request and to use commercially reasonable efforts to obtain landlord estoppels (in the form of Exhibit G hereto), subtenant estoppels (in the form of Exhibit H hereto), lien waivers and the Non-Disturbance Agreements.

          5.5          Exclusivity; No Solicitation of Transactions. Seller represents that, other than the transactions contemplated by this Agreement, Seller is not a party to or bound by any agreement with respect to an Acquisition Proposal. From and after the Signing Date and until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VI, Seller and Shareholders shall not, directly or indirectly, (i) solicit, initiate, encourage or participate in negotiations or discussions regarding any Acquisition Proposal, regardless of whether such offer was unsolicited, or furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchaser and its Affiliates) to do or seek to do any of the foregoing or (ii) execute an agreement with respect to an Acquisition Proposal. From the Signing Date until the Closing Date, Seller will not file a voluntary petition for bankruptcy, or take any action inconsistent in any way with the transactions contemplated in this Agreement.

          5.6          Further Transfers; Transition Assistance. Seller shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Purchased Assets, the assumption by Purchaser of the Assumed Liabilities and the conduct by Purchaser of the Business (including with respect to obtaining and maintaining all licenses, permits, authorizations, accreditations and consents necessary or desirable in connection therewith), and Seller shall execute such documents that do not materially alter the rights and obligations of the parties as may be necessary to assist Purchaser in preserving or perfecting its rights in the Purchased Assets and its ability to operate the Business. Seller agrees that subsequent to the Closing it shall promptly refer all customer inquiries with respect to the Purchased Assets to Purchaser. Unless such action requested by Purchaser in this Section 5.6 is an obligation of Seller as provided in this Agreement, any reasonable costs to undertake such actions shall be the responsibility of Purchaser.

          5.7          Confidentiality. After the Closing, Seller shall maintain as confidential and shall not use or disclose (except to Seller's attorneys, accountants and other consultants or as required by Legal Requirements or as authorized in writing by Purchaser) any confidential information related to the Purchased Assets. Seller further agrees to take all appropriate steps (and to cause each of its Affiliates to take all appropriate steps) to safeguard such confidential information and to protect it against disclosure, misuse, espionage, loss and theft. In the event Seller is required by Legal Requirements to disclose any confidential information related to the Business or the Purchased Assets, Seller shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to preserve the confidentiality of such information consistent with applicable Legal Requirements.

          5.8          Sales and Transfer Taxes. Seller shall pay all sales, transfer, deed, stamp, excise and other Taxes, fees and charges imposed as a result of the assignment of the Leases and the transfer of any other interests in real or personal property under this Agreement (collectively, the "Transfer Taxes"), together with any interest, penalties or additions to such Transfer Taxes. Seller and Purchaser shall cooperate in making, in a timely manner, all filings, returns, reports and forms as are necessary or appropriate to comply with all applicable Legal Requirements in connection with the payment of Transfer Taxes and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any such Transfer Taxes.

          5.9          Non-Competition.

          (a)          Seller, Shareholders, and Guarantors acknowledge and agree as follows:

          (i)          Purchaser has required that Seller, Shareholders, and Guarantors make the covenants set forth in this Section 5.9 of this Agreement as a condition to Purchaser's purchase of the Purchased Assets;

          (ii)          the provisions of Paragraphs (b), (c), and (d) of this Section 5.9 are reasonable and necessary to protect and preserve the Business and the Purchased Assets, and the goodwill associated therewith; and

          (iii)          the Business would be irreparably damaged if Seller or any Shareholder were to breach the covenants set forth in Paragraphs (b), (c), and (d) of this Section 5.9.

          (b)          Covenant Not to Compete. Except as Purchaser otherwise agrees in writing, for a period of five (5) years from the Closing Date, each Seller, Shareholder, and Guarantor covenants not to compete, directly or indirectly, within the Restricted Area with the Business or the existing lines of business as of the date of this Agreement of Purchaser or any Affiliate of Purchaser, including but not limited to participating, directly or indirectly, in the ownership, management, financing (including loans, gifts, equity, guarantee, or other means of financing) or control of, or acting as a consultant, director, employee or agent for, or leasing, subleasing, or selling any real property or guaranteeing an obligation in connection with the sale or lease of real property, in whole or in part, to any person that is engaged or plans to become engaged in the business of owning or operating a grocery store, grocery superstore, wholesale club, supermarket, limited assortment store, convenience store, gas station, car wash, bakery, delicatessen, commissary, drug store, liquor store, pharmacy or any other store that offers grocery, food, liquor, pharmaceuticals or fuel products collectively with devoted selling square footage of more than five percent 5% of its total selling square footage, or, except as provided in the License Agreement, any person that provides grocery distribution or grocery distribution services ("Prohibited Business"). The geographic scope of the foregoing covenants shall be a ten (10) mile radius from: (a) each Individual Premises; and (b) any grocery store, convenience store, fueling station, pharmacy or any other retail location owned or operated by Purchaser or any Affiliates of Purchaser as of the date of this Agreement (the "Restricted Area"). For the purposes of clarification and without limiting any of the foregoing, for any Shareholder that is a trust, such Shareholder shall be deemed to be engaged in competition in violation of this Section 5.9(b) if any beneficiary under such trust uses the principal of or income from the trust to compete, directly or indirectly (as described above), with the Business or with Purchaser or any Affiliate of Purchaser within the Restricted Area. Notwithstanding the foregoing, any grandchild of Russell Van Gilder, Jr. may engage in any non-executive employment with any employer anywhere at any time without breach of this Agreement. For the purpose of greater clarity, employment as a store manager, in and of itself, shall not be deemed to be executive employment.

          (c)          Exceptions. The covenant set forth in Section 5.9(b) shall not restrict any Seller, Shareholder, or Guarantor from:

          (i)          acquiring or owning not more than five percent (5%) of the securities of any company listed on any national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934 or

          (ii)          the development, construction, leasing and/or sale of any real property set forth on Schedule 5.9, but the foregoing may be commenced only after a period of six months from the Closing Date.

          (d)          Non-solicitation of Employees. For a period of five (5) years from the Closing Date, each Seller, Shareholder, or Guarantor shall not induce any person employed by Purchaser or any Affiliate of Purchaser to leave such employment or directly or indirectly assist any other person or company in requesting or inducing any such employee to leave his or her employment, except that Seller may offer employment to commence after the Closing to the employee identified on Schedule 5.9. attached hereto.

          (e)          No Disparagement. No Seller, Shareholder, or Guarantor will disparage Purchaser or any Affiliate of Purchaser.

          (f)          Limitations; Judicial Construction. If any court of competent jurisdiction finds that the time period of any of the covenants contained in this Section 5.9 is too lengthy, the geographic scope of the covenants too broad, or the scope of the covenants too broad, the restrictive time period shall be reduced to the longest period permissible by law and the scope shall be reduced to comprise the largest scope permissible by law under the circumstances (but not more than a ten (10) mile radius). It is the intent of the Parties to protect and preserve the business and goodwill of the Business and the Purchased Assets and thus the Parties agree and direct that the time period and scope of the foregoing covenants be the maximum permissible duration and size.

          (g)          Remedies. Each Seller, Shareholder, and Guarantor acknowledges and agrees that the covenants and restrictions contained in this Agreement are reasonably required for the protection of Purchaser's investment in the Business and the Purchased Assets. Seller, Shareholders, and Guarantors agree that in the event of any default in or breach of any of the terms, conditions or provisions of this Section 5.9 (either actual or threatened) by any Seller, Shareholder, or Guarantor, Purchaser's remedies at law will be inadequate. Seller, Shareholders, and Guarantors agree that in such event, Purchaser will have the right to pursue specific performance and injunctive relief (without posting any bond or other security) in addition to any and all other rights and remedies available at law or in equity.

          5.10          Coupons, Gift Certificates, and Community Giving.

          (a)          Coupons and Gift Certificates. For eighteen (18) months following the Closing (or, if earlier, until the depletion of the Estimated Gift Certificate Amount and Estimated Coupon Amount), Purchaser shall honor all gift certificates, gift cards, coupons, rain checks, store scrip, key cards, club cards, "turkey bucks," and similar promotional devices issued by Seller prior to Closing. The amounts of sales paid, discounts honored, and merchandise provided by honoring such items will be deducted from the Estimated Gift Certificate Amount or Estimated Coupon Amount as appropriate. If Purchaser elects, in its sole discretion, to honor such promotional devices after the depletion of the Estimated Coupon Amount or Estimated Gift Certificates Amount (as applicable), then Purchaser may present such promotional devices to Seller for reimbursement (which reimbursement shall be paid promptly).

          (b)          Community Giving. Purchaser shall honor the agreements and arrangements set forth on Schedule 8.1 attached hereto until such time as the Estimated Community Giving Amount is exhausted. Purchaser may, in its reasonable discretion, engage in alternative community giving that is reasonably similar in scope and substance to the agreements and arrangements set forth on Schedule 8.1, if Seller is released from liability for any agreements or arrangements set forth on Schedule 8.1 that are not honored as a result of such alternative community giving by Purchaser. Twelve months after the Closing Date, Purchaser and Seller shall review the actual results of the Community Giving program. If necessary, an equitable adjustment shall be made to reconcile the actual results of the Community Giving program to the Estimated Community Giving Amount. Purchaser shall provide to Seller such quarterly reports regarding the status of the Community Giving program as can be reasonably generated by Purchaser, and shall make register receipts related thereto available for inspection by Seller.

          5.11          Press Release. No Party, or its directors, officers, employees, accountants, counsel or other representatives, will make any public or other disclosure or public or other release of information concerning the existence or the subject matter of this Agreement without the consent of the other Parties; notwithstanding the foregoing, Purchaser shall be entitled to: (i) file or furnish to the Securities Exchange Commission any documents or disclosures (including Form 8-K) it reasonably believes to be required by Legal Requirements, (ii) make any HSR Act filing; and (iii) make any such press release, public announcement and presentation to investors or potential investors as Purchaser reasonably deems to be customary and appropriate for a publicly held company engaged in a material transaction; provided, that prior to taking any of the actions described in (i)-(iii), Purchaser shall have delivered notice of such action (and an opportunity to review the proposed disclosure) at least twenty-four (24) hours prior to taking such action, unless in Purchaser's reasonable judgment earlier disclosure is required by applicable Legal Requirements, in which case Purchaser shall provide as much advance notice to Seller as is reasonably practical.

          5.12          Condemnation; Damage to Property.

          (a)          If, between the Signing Date and the Closing Date, any condemnation or eminent domain proceedings occur which result in the taking of all or any portion of any Real Property, Purchaser may, in its sole discretion, (i) proceed with the Closing, in which case the Purchase Price shall be equitably adjusted to the reasonable satisfaction of Purchaser, (ii) take all condemnation or eminent domain proceeds payable to Seller that would make Purchaser whole, proceed with the Closing and Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings and Purchaser shall pay the full Purchase Price without any credit or reduction thereto, or (iii) terminate this Agreement if Purchaser and Seller fail to reach agreement regarding adjustment of the Purchase Price under clause (i) of this Section 5.12(a).

          (b)          Risk of loss, destruction or damage to any of the Purchased Assets shall be borne by Seller until the Closing. If any loss, destruction or damage to any of the Purchased Assets occurs prior to the Closing (each a "Loss Event"), Seller shall repair, replace and restore the lost, destroyed or damaged property to its former condition; provided that if Seller is not able to repair, replace or restore such lost, destroyed or damaged property prior to the Closing Date, as determined by Purchaser (after good faith negotiations with Seller) in its reasonable discretion, Purchaser may, in its sole discretion, (i) proceed with the Closing, in which case the Purchase Price shall be equitably adjusted to the reasonable satisfaction of Purchaser, (ii) purchase the Individual Premises at the Closing without reduction in the Purchase Price, whereupon Seller shall assign any casualty award under any applicable insurance policy to Purchaser and shall pay Purchaser an amount equal to any deductible under such insurance policy, or (iii) terminate this Agreement if Purchaser and Seller fail to reach agreement regarding adjustment of the Purchase Price under clause (i) of this Section 5.12(b).

          5.13          Defects.

          (a)          If Purchaser discovers a Defect or Defects (as defined in Section 5.13(c) below), then Purchaser shall notify Seller of the Defect(s) in writing (the "Defect Notice") no later than the Due Diligence Deadline. The Defect Notice must include a reasonably sufficient description of the Defect(s). If the cost to correct all such Defect(s) in the aggregate (as estimated in good faith by Purchaser) is $5,000,000 or greater, then upon receipt of the Defect Notice, Seller may, in its sole discretion, either (i) correct all Defect(s) identified on the Defect Notice that make up the portion of such correction costs in excess of $5,000,000 (the "Excess Defects") in accordance with applicable Legal Requirements (including, in the case of a Defect arising out of an environmental condition, Environmental and Safety Requirements) and consistent with generally accepted commercial practices, on or before the Closing Date, at Seller's sole expense, or (ii) terminate this Agreement. If Seller has elected to correct the Excess Defect(s) pursuant to this Section 5.13(a) and Seller does not correct the Excess Defect(s) on or before the Closing Date, then Purchaser shall proceed with the Closing but shall escrow an amount of the Closing Date Cash Payment equal to 110% of the estimated cost to correct the Excess Defect(s) and continue correcting the Excess Defect(s). Any proceeds remaining in escrow following correction of the Excess Defect(s) shall be released to Seller. To the extent the funds escrowed pursuant to this Section 5.13 are insufficient, the funds beyond such escrowed amount needed to correct the Excess Defect(s) shall be deemed an Excluded Liability. If the amount of the Defects under this Section 5.13(a) exceeds $5,000,000, the Basket Amount shall be deemed fully utilized.

          (b)          If the estimated cost to correct all Defects is less than $5,000,000, then Seller shall have no obligation to correct any Defect, and the parties shall proceed with the Closing without reduction of the Purchase Price or the establishment of an escrow for Defects. The amount to correct such Defects shall be treated as Losses under Section 7.2(a)(i) and deemed to apply against the Basket Amount and shall be combined with all other Losses arising under Section 7.2(a)(i) in calculating any indemnification obligations of Seller pursuant to Section 7.2(a).

          (c)          "Defect" is defined as: (i) defect(s) in the condition of the structure (including roof), equipment, plumbing, electrical or mechanical systems, or other physical defects at an Individual Premises, which defect(s) shall include, without limitation, any deferred maintenance obligations that are the obligation of Seller under the Leases with respect to the foregoing items; (ii) an environmental condition affecting an Individual Premises that would prevent or impair the operation of the Individual Premises in Purchaser's Ordinary Course of Business or that creates an unacceptable risk in Purchaser's reasonable judgment, of Purchaser becoming subject to liability for remediation, removal, corrective action or other response activity, for the cost of the foregoing, or for damages or penalties payable to any party as a result of the environmental condition of the Individual Premises; (iii) any third-party right to "repurchase" all or any portion of any Individual Premises or a reversionary interest exists with respect thereto (except upon the expiration or termination of any of the Leases); (iv) Purchaser's use of any Individual Premises in the same manner as currently used or Purchaser's rights as a tenant under a Lease may be foreclosed, restricted such that Purchaser would not be able to use the Individual Premises in the same manner as currently used, or otherwise terminated by the existence of a Lien (other than a Permitted Lien); (v) any judgment or Lien (other than a Permitted Lien) recorded against an Individual Premises which is not fully bonded over, fully insured over by a title company, or which is not subject to a subordination, non-disturbance, and attornment agreement that is provided to Purchaser pursuant to this Agreement; or (vi) after Purchaser's review of any Lease Documents, a Lease Document is materially and adversely different from the information given to Purchaser regarding such Lease Document or contains terms not previously disclosed to Purchaser which are unacceptable to Purchaser in its reasonable discretion. If the estimated cost to correct all Defects (as estimated in good faith by Purchaser) exceeds $5,000,000 and Seller and Purchaser cannot agree on the form or cost of correcting any Defect, such dispute shall be submitted to an engineer (for Defects arising under item (c)(i) above), or to an environmental consultant (for Defects arising under item (c)(ii) above), in either case that is mutually agreeable to the parties (collectively, the "Decision Maker"), the expense of which shall be borne equally by the parties. The Decision Maker shall decide which form of correction is a reasonably cost-effective solution or the amount of the Defect and such decision shall be binding upon the parties.

          5.14          [Reserved.].

          5.15          Use of VG's Trademark. Seller agrees (on behalf of itself and its Affiliates and Subsidiaries) that from and after the Closing it (and each of its Affiliates and Subsidiaries) will not use the name "VG's," whether alone or in combination with any other name, word or phrase, or any confusingly similar name or any name deceptively similar to such name, and shall promptly after Closing file the necessary documents with the appropriate governmental agencies to effectuate this Section 5.15.

          5.16          Confidentiality Agreements. At the Closing, Seller shall assign to Purchaser all of its rights under any and all confidentiality agreements with any other parties with whom

Purchaser discussed possible sale of all or any portion of the Business or the Purchased Assets and which remain in effect at the date of Closing. As of the Closing, the Confidentiality Agreement shall terminate.

          5.17          Schedules and Exhibits. Each Party acknowledges that the schedules and form of exhibits to this Agreement are not final as of the Signing Date. To the extent that any Schedules or draft Schedules are attached to this Agreement, Purchaser acknowledges receipt and accepts the disclosures made therein. The Parties agree that Seller shall deliver to Purchaser all Schedules to be furnished pursuant to Article 3 of this Agreement no later than twenty (20) days following the Signing Date. In addition, the Parties agree that all other Schedules and Exhibits pursuant to this Agreement not set forth above in this Section 5.17 shall be finalized no later than thirty (30) days following the Signing Date. All schedules in this Agreement, regardless of when finalized, are referred to herein as "Schedules", collectively. All exhibits in this Agreement, regardless of when finalized, are referred to herein as "Exhibits", collectively.

          5.18          Employees. Immediately before the Closing Date, Seller shall terminate all individuals primarily employed at each of the Individual Premises ("Premises Employees"). Seller covenants and agrees to pay, on or before the Closing Date, (i) bonuses based on the 2008 fiscal year using methodology consistent with prior years, and (ii) compensation for accrued vacation, sick leave, disability, and other paid time off. The Parties agree that Seller shall pay to those persons set forth on Schedule 5.18 who remain employed by Seller as of the date of such payment a lump-sum bonus in lieu of 3% salary increases in an amount equal to 3% of wages earned for the 52-week period ended September 28, 2008 that would have been payable to such individuals for the period beginning September 29, 2008 and continuing through September 28, 2009. At the Closing, Purchaser shall reimburse Seller for that portion of such bonuses attributable to the period beginning on the Closing Date and continuing through September 28, 2009 for those employees that are hired by Purchaser. Purchaser shall have no obligation to rehire or otherwise retain any of the Premises Employees. Purchaser shall consider the application of each Premises Employee who submits an application and whose job location as of the Closing Date is at any Individual Premises. Purchaser shall consider such employees for positions with Purchaser's operations following the Closing Date. Seller agrees to cooperate with Purchaser in the delivery by Seller of any WARN or similar notice to such Premises Employees. Seller shall obtain insurance coverage through a third-party carrier to satisfy the continuation coverage requirements of COBRA for all Premises Employees who are not hired by Purchaser and for any individuals who are COBRA qualified beneficiaries to Seller's health plan as of the Closing Date.

          5.19          Pharmacy Licenses. Beginning on the Closing Date, Seller acknowledges that Purchaser shall be entitled to utilize, only in connection with Purchaser's operation of the Pharmacies, the following permits, licenses, registrations or certifications of Seller related to the Pharmacies and any other permit, license, registration or certification of Seller appropriate or necessary to operate the Pharmacies: (i) State of Michigan Pharmacy License; (ii) State of Michigan Controlled Substance License; (iii) DEA Controlled Substance Registration Certificates; and (v) NCPDP Provider Number (collectively, the "Licenses"). To effect the foregoing authorization, at or prior to the Closing, Seller and Purchaser shall both execute such documents, if any, as may be required or requested by a governmental agency, including any affidavits of sale. Purchaser's use of the Licenses shall automatically terminate upon the issuance to Purchaser of all of the Licenses. Purchaser shall promptly apply for the Licenses and shall use its commercially reasonable efforts to obtain such Licenses.

          5.20          HIPAA Compliance. Purchaser agrees to use, store, secure, disclose and maintain the confidentiality of all Pharmacy Records in compliance in all material respects with Legal Requirements, including HIPAA and any other applicable Legal Requirements related to the Pharmacy Records. Following the Closing, Purchaser shall grant Seller and its authorized representatives and agents including, but not limited to, accountants, attorneys and other consultants, subject to applicable Legal Requirements, reasonable access to and the right to inspect and copy the Pharmacy Records that Seller may from time to time reasonably request. For a period of seven (7) years following the Closing, Purchaser shall not destroy nor transfer or assign the Pharmacy Records to a third party, without first providing Seller with a minimum of forty-five (45) days written notice of the intended destruction or disposition of the Pharmacy Records and providing Seller the reasonable opportunity to exercise its rights described herein.

          5.21          Register Cash. As of the Closing Date, if requested in writing by Purchaser, Seller shall leave an aggregate amount of register cash at each such Individual Premises as directed by Purchaser which shall not exceed Fifty Thousand Dollars ($50,000) per Individual Premises. The total of all such register cash is referred to herein as the "Register Cash." Purchaser shall reimburse Seller for all such Register Cash at Closing.

          5.22          Shareholder Vote.

          (a)          Voting of Seller Stock. Each Shareholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the shareholders of Seller, however called, or in any other circumstance in which the vote, consent or approval of Shareholders of Seller, in their capacity as Shareholders, is sought, such Shareholder shall (i) vote any shares of stock or membership interests of Seller which Shareholder owns or has the power to vote ("Seller Stock") to approve and vote in favor of the authorization and approval of this Agreement and the transactions contemplated in this Agreement and any other actions or agreements required in furtherance of this Agreement; (ii) vote such Shareholder's shares of Seller Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Seller under this Agreement; and (iii) vote such Shareholder's shares of Seller Stock against any action or agreement (other than the authorization and approval of this Agreement or the transactions contemplated by this Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the consummation of this Agreement, including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Seller or any Affiliate of Seller; (B) a sale or transfer of a material amount of the Purchased Assets other than in the Ordinary Course of Business; (C) a reorganization, recapitalization or liquidation of any Seller or Affiliate of Seller; or (D) any change in the management or board of directors of any Seller, except as otherwise agreed to in writing by Purchaser.

          (b)          No Inconsistent Arrangements. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, he, she or it shall not, without the prior written consent of Purchaser, take any other action, in his, her or its capacity as a Shareholder, that would in any way restrict, limit or interfere with the performance of his, her or its obligations hereunder or the transactions contemplated hereby or which would make any representation or warranty of such Shareholder hereunder untrue or incorrect.

          (c)          Representations and Warranties of Shareholders. Each Shareholder hereby represents and warrants to Purchaser as follows:

          (i)          Shareholder has sole voting power and sole power of disposition with respect to all of the shares of Seller Stock owned by such Shareholder, with no restrictions, subject to applicable federal and state securities laws, on Shareholder's rights of disposition of Seller Stock.

          (ii)          The shares listed beside the Shareholder's name on Schedule 5.22(c) hereto and the certificates representing such shares are now, and at all times during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

          (iii)          Each Shareholder understands and acknowledges that Purchaser has entered into this Agreement in reliance upon each Shareholder's execution, delivery and performance of this Agreement.

          5.23          Coordination of Shareholders. The Shareholders and Guarantors hereby appoint Lisa Van Gilder (the "Shareholder Representative") as agent for each Shareholder and Guarantor for all matters under this Agreement. The Shareholder Representative is hereby authorized (i) to take all action necessary in connection with the defense and/or settlement of any claim under Article VII, (ii) to give and receive all notices required to be given and take all action required or permitted to be taken under this Agreement, and (iii) to take any and all additional action as is contemplated to be taken by or on behalf of the Shareholders and Guarantors by the terms of this Agreement and any ancillary agreements. The Purchaser Parties (as defined in Article VII) shall be able to rely conclusively on the instructions and decisions of the Shareholder Representative as to the settlement of any claims under Article VII hereof or any other actions required to be taken by the Shareholder Representative, and no Party to this Agreement shall have any cause of action against Purchaser Parties for any action take by such Purchaser Parties in reliance upon the instructions or decisions of the Shareholder Representative. All actions, decisions and instructions of the Shareholder Representative including, without limitation, the defense or settlement of any claims under Article VII shall be conclusive and binding upon all Shareholders and Guarantors, and no Shareholder or Guarantor shall have any right to object, dissent, protest or otherwise contest the same or have any cause of action against the Shareholder Representative for any action taken, decision made or instruction given by the Shareholder Representative under this Agreement. Any objections, disputes or issues under Article VII or Section 9.15 shall be consolidated under the applicable Section and addressed together on a combined basis in accordance with such sections.

          5.24          [Reserved.]

          5.25          Corporate Existence; Net Value. VG's covenants and agrees that it shall maintain its corporate existence and maintain a net value of real property, cash or marketable securities in an amount not less than Two Million Five Hundred Thousand Dollars ($2,500,000) (the "Net Value") for at least 18 months following the Closing Date; provided, that the Parties agree that as long as VG's continues to own the three parcels of real property identified on Schedule 5.25, VG's shall have complied with the foregoing covenant. To the extent VG's disposes of one or more parcels of real property within 18 months following the Closing Date, VG's shall retain the proceeds of such sale (net of expenses of such sale) and shall supplement the proceeds with cash as necessary to achieve the Net Value (based on VG's reasonable estimation of the value of the remaining parcels of property). VG's shall provide reasonable documentation to Purchaser evidencing the Net Value on a monthly basis. If VG's dissolves or winds up its affairs prior to 18 months following the Closing Date, VG's shall provide prompt written notice to Purchaser prior to such dissolution or winding up of affairs, and upon such dissolution or winding up, VG's shall place in escrow cash or marketable securities in amount not less than the Net Value on terms and conditions reasonably satisfactory to Purchaser (the "Net Value Escrow).

          5.26          Transition Services Agreement. If Purchaser requires any transition services, including but not limited to transaction processing, data processing or data conversion, then at the Closing, Seller and Purchaser shall enter into a mutually agreeable transition services agreement (the "Transition Services Agreement") in form and substance reasonably acceptable to Seller and Purchaser.

          5.27          Purchaser's Access to Files following Closing. Following the Closing, Purchaser and Seller shall cooperate to provide Seller with such reasonable access to the files and records transferred to Purchaser pursuant to this Agreement as may be reasonably required.

          5.28          Form UIA 1027. Purchaser acknowledges receipt of Seller's Notice of Unemployment Tax Liability and Rate on Form UIA 1027 not later than two calendar days prior to the Signing Date.

ARTICLE VI
TERMINATION

          6.1          Events of Termination. This Agreement may be terminated and abandoned at any time prior to the Closing:

          (a)          By mutual written consent of Purchaser and Seller;

          (b)          By Purchaser:

          (i)          pursuant to and in accordance with Section 5.12;

          (ii)          notwithstanding any other provision hereof, if the Closing shall not have occurred before February 28, 2009;

          (iii)          if any of the conditions to the obligations of Purchaser set forth in Section 2.1 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;

          (iv)          if there shall be a breach by Seller of any representation or warranty, or any covenant or agreement contained in this Agreement with respect to which Purchaser has sent prompt written notice to Seller and which would result in a failure of an unwaived condition set forth in Section 2.1 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) days after the giving of written notice by Purchaser to Seller of such breach and (ii) February 28, 2009;

          (v)          by an affirmative vote of the Board of Directors of Spartan Stores, Inc. if the Board of Directors determines in good faith that that information pertaining to Seller's business, properties, or Assumed Contracts for the period prior to execution of this Agreement that is disclosed or discovered after the execution of this Agreement is materially and adversely inconsistent with the information in documents provided or disclosed by Seller prior to the execution of this Agreement by Purchaser and would materially and adversely affect Purchaser's ownership, operation, or control of the Purchased Assets; provided that such determination shall not be based on Defects which are the subject of Section 5.13 of this Agreement;

          (vi)          if the Parties have not agreed upon each of the final Schedules or the form of the Exhibits within 30 days following the Signing Date; or

          (vii)          if there has been a Material Adverse Change.

          (c)          By Seller:

          (i)          notwithstanding any other provision hereof, if the Closing shall not have occurred before the Termination Date;

          (ii)          if any condition to the obligations of Seller set forth in Section 2.2 shall have become incapable of fulfillment other than as a result of a breach by Seller of any covenant or agreement contained in this Agreement, and such condition is not waived by Seller;

          (iii)          pursuant to Section 5.13 of this Agreement;

          (iv)          if there shall be a breach by Purchaser of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 2.2 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) days after the giving of written notice by Seller to Purchaser of such breach and (ii) the Termination Date; or

          (v)          if the Parties have not agreed upon each of the final Schedules or the form of the Exhibits within 30 days following the Signing Date.

          In the event of termination of this Agreement by either Seller or Purchaser as provided in this Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party to any other Party under this Agreement, except for the provisions of Sections 9.3 (Notices), 9.5 (Severability), 9.6 (Interpretation), 9.7 (Entire Agreement), 9.8 (Counterparts), 9.9 (Governing Law), 9.10 (No Strict Construction), 9.11 (Specific Performance), 9.12 (No Third Party Beneficiaries), 9.14 (Expenses), 9.15 (Guaranty), 9.16 (Spartan Stores, Inc. Guaranty), and Purchaser's indemnity obligations under Section 5.2, all of which shall continue in full force and effect, and if this Agreement is terminated by a Party because of a breach of the Agreement by another Party or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of another Party's failure to comply with its obligations under this Agreement, then the terminating Party's right to pursue all legal and equitable remedies will survive termination unimpaired. Notwithstanding the foregoing, the Parties agree that in the event of termination of this Agreement, each Party's Losses shall be limited to such Party's actual expenses incurred in connection with the transactions contemplated by this Agreement.

ARTICLE VII
INDEMNIFICATION

          7.1          Survival of Representations and Warranties. The representations and warranties in this Agreement and the Schedules attached hereto shall survive the Closing as follows:

          (a)          the representations and warranties in Section 3.1 (Organization and Power), Section 3.2(a) (Authorization), Section 3.9 (Assets) (but solely with respect to ownership of the Purchased Assets) and Section 3.10 (Taxes), and in the certificate required to be delivered by Seller pursuant to Section 1.5(b)(iv)(A) with respect to Section 3.1, Section 3.2(a), Section 3.9 (but solely with respect to ownership of the Purchased Assets) and Section 3.10, and the representations and warranties in Section 4.1 (Organization and Power), and Section 4.2(a) (Authorization), and in the certificate required to be delivered by Purchaser pursuant to Section 1.5(b)(vi)(A) with respect to Section 4.1, and Section 4.2(a), and any representation and warranty fraudulently given, shall not terminate;

          (b)          the representations and warranties in Section 3.18 (Environmental Matters) and in the certificate required to be delivered by Seller pursuant to Section

1.5(b)(iv)(A) with respect to Section 3.18, shall survive until 120 days after the expiration of the relevant statute of limitations for the liabilities in question;

          (c)          all other representations and warranties in this Agreement and the Schedules attached hereto (including the certificate required to be delivered by Seller pursuant to Section 1.5(b)(iv)(A) and the certificate required to be delivered by Purchaser pursuant to Section 1.5(b)(vi)(A)) shall terminate on the date that is eighteen (18) months following the Closing Date;

provided that any representation or warranty in respect of which indemnity may be sought under Section 7.2, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 7.1 if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. The representations and warranties in this Agreement and the Schedules attached hereto shall survive for the periods set forth in this Section 7.1 and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of Purchaser or Seller, the Knowledge of any of Purchaser's or Seller's officers, directors, shareholders, employees or agents, or the acceptance by Purchaser or Seller of any certificate or opinion hereunder, except to the extent that any such investigation, inquiry, examination, Knowledge, or acceptance occurred or was received or obtained by Purchaser prior to the Signing Date.

          7.2          General Indemnification.

          (a)          Indemnification for Benefit of Purchaser. Except as set forth below, Seller (jointly and severally among each Seller) shall indemnify Purchaser Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Parties as and when incurred for any Losses which any such Purchaser Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of (i) subject to Section 7.2(f), any breach of any representation or warranty of Seller under this Agreement or any of the Schedules attached hereto, or in any of the certificates or other instruments or documents furnished to Purchaser by Seller pursuant to this Agreement, (ii) any nonfulfillment or breach of any covenant or agreement by Seller under this Agreement, in any other agreement, instrument or document delivered pursuant to this Agreement, or any of the Schedules or Exhibits attached hereto, (iii) any Excluded Liability, (iv) Seller's termination of any employee or employees of Seller, and (v) any operations or assets of Seller or its Affiliates that do not constitute Purchased Assets. Seller shall not have any liability for indemnification pursuant to Section 7.2(a)(i) until and then only to the extent that the aggregate amount of all Losses arising through Section 7.2(a)(i) and incurred by Purchaser for which indemnification may be sought exceeds Five Million Dollars ($5,000,000) (the "Basket Amount"); provided however, that this Basket Amount shall not apply to indemnification obligations as a result of any representation and warranty fraudulently given or intentionally misrepresented. For the purposes of calculating any Losses under Section 7.2(a)(i), any qualifications or exceptions relating to materiality and Material Adverse Effect contained in any representation and warranty shall be disregarded. Notwithstanding anything to the contrary in this Agreement, the Parties agree that the items set forth on Schedule 7.2 (including specific amounts, if set forth thereon) have been taken into account in the Purchase Price, and Purchaser shall not seek indemnification from Seller based on such items.

          (b)          Indemnification for Benefit of Seller. Except as set forth below, Purchaser shall indemnify Seller, its Affiliates, shareholders, directors and employees (collectively, "Seller Parties") and hold them harmless against any Losses which any such Seller Party may suffer, sustain or become subject to, as the result of, in connection with, relating or incidental to or by virtue of (i) any breach of any representation or warranty of Purchaser under this Agreement or any of the Schedules attached hereto, or in any of the certificates furnished pursuant to this Agreement, (ii) any nonfulfillment or breach of any term, covenant, condition or agreement by Purchaser under this Agreement or any of the Schedules attached hereto, (iii) post-closing liquor license violations by Purchaser, or (iv) the nonpayment or breach by Purchaser of any Assumed Liability. Purchaser shall not have any liability for indemnification pursuant to Section 7.2(b)(i) until and then only to the extent the aggregate amount of all Losses arising through Section 7.2(b)(i) and incurred by Seller for which indemnification may be sought exceeds Fifty Thousand Dollars ($50,000) (the "Purchaser Basket Amount"). With respect to any breach by Purchaser of any representation or warranty, any qualifications or exceptions relating to materiality shall be disregarded (i.e., Material Adverse Effect shall be replaced with adverse effect) for purposes of determining whether, and the extent and the amount to which, Seller Parties shall be entitled to indemnification hereunder with respect to such representations and warranties. In furtherance of the foregoing, and for the avoidance of doubt, the calculation of Purchaser Basket Amount set forth in this Section 7.2(b) shall include any Losses incurred by Seller Parties for which Seller Parties would have been entitled to claim indemnification under this Article VII with respect to a breach of a representation or warranty but for such claim being excluded as a result of such representation or warranty being qualified by materiality or Material Adverse Effect.

          (c)          Manner of Payment; Limitation. Any indemnification of Purchaser Parties or Seller Parties pursuant to this Section 7.2 shall be effected by wire transfer of immediately available funds to Purchaser Parties or Seller Parties, as the case may be, to an account designated by Purchaser or Seller, as the case may be, within ten (10) days after the determination thereof. Any such indemnification payments shall include interest at a rate per annum equal to the prime rate of interest announced from time to time in The Wall Street Journal calculated on the basis of the actual number of days elapsed over 360, from the date any such Loss is suffered or sustained to the date of payment. All indemnification payments under this Section 7.2 shall be deemed adjustments to the Purchase Price set forth in Section 1.3(a) above. No Party shall be liable for indemnification payments to the extent Losses are offset by either (i) a Tax deduction, credit, refund or other reduction in Tax that actually has been or actually and incontrovertibly will be realized by an Indemnitee due to the applicable Losses or (ii) insurance proceeds actually received or contractually owing, in either case, to the extent such benefit or proceeds arise as a result of the act, omission, breach, or event that gave rise to the indemnification obligation. Seller's aggregate total liability for indemnification under Section 7.2(a)(i) shall not exceed Thirty Million Dollars ($30,000,000) (the "Cap"); provided however, that this limit shall not apply to indemnification obligations arising under Section 3.1 (Organization and Corporate Power), Section 3.2 (Authorization), Section 3.9 (Assets) (but solely with respect to ownership of the Purchased Assets), or Section 3.14 (Brokerage), or as a result of any representation and warranty fraudulently given or intentionally misrepresented. For purposes of greater clarity, the Basket Amount and Cap shall not be applicable to indemnification claims arising pursuant to Section 7.2(a)(ii), (iii), (iv), or (v). The indemnification provisions of this Section 7.2, together with any equitable relief a party may be entitled to, constitute the sole and exclusive remedies with respect to any and all claims relating to the subject matter of this Agreement. Purchaser is not entitled to any indemnity on account of consequential, incidental, indirect, or punitive Losses claimed hereunder (other than to the extent such Losses result from a legal proceeding against Purchaser by a third party, in which case they will be recoverable by Purchaser as direct Losses).

          (d)          Defense of Third-party Claims. Any party making a claim for indemnification under this Section 7.2 (an "Indemnitee") shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided further that, prior to the Indemnitor assuming control of such defense it shall first (i) verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for the entirety of all liabilities and obligations relating to such claim for indemnification and that it will provide full indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (ii) enter into an agreement with the Indemnitee in form and substance satisfactory to the Indemnitee which agreement unconditionally guarantees the payment and performance of any liability or obligation which may arise with respect to such action, lawsuit, proceeding or investigation; and provided further, that:

          (i)          the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor);

          (ii)          the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnitee's reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; or (D) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim;

          (iii)          if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, with prejudice; and

          (iv)          Seller shall not be permitted to assume any defense of Purchaser relating to Taxes or Tax Returns without Purchaser's express written consent.

          (e)          Nature of Seller's and Shareholders' Obligations. Seller's and Shareholders' liability with respect to indemnification obligations under this Agreement shall be joint and several and each Person included in the definition of Seller shall (without duplication) be responsible for the entirety of any Losses that any Purchaser Party may suffer.

          (f)          For the purposes of determining the amount to be applied to the Basket Amount under Section 7.2, the amount of any Losses arising from breaches of the representations and warranties set forth in Section 3.4 (Financial Statements) and Section 3.6 (Financial Documents) of this Agreement that adversely affect Seller's EBITDA (an "EBITDA Financial Representation Breach") shall be calculated as follows:

          (i)          for any reduction in Seller's EBITDA (as calculated by Purchaser as of the Signing Date) caused by or arising from any single EBITDA Financial Representation Breach that is less than $10,000, such reduction shall be disregarded for purposes of determining Losses pursuant to this Section 7.2(f);

          (ii)          for any reduction in Seller's EBITDA (as calculated by Purchaser as of the Signing Date) caused by or arising from any single EBITDA Financial Representation Breach that is greater than $10,000 but less than $100,000, all such reductions shall be aggregated, and if the sum is greater than $200,000, the aggregate amount of such reductions shall be multiplied by six (6); and

          (iii)          for any reduction in Seller's EBITDA (as calculated by Purchaser as of the Signing Date) in excess of $100,000 caused by or arising from any single EBITDA Financial Representation Breach, the amount of the reduction in EBITDA shall be multiplied by six (6).

ARTICLE VIII
CERTAIN DEFINITIONS

          For purposes of this Agreement, the following terms have the meanings set forth below:

                    "Acquisition Proposal" means (other than transactions contemplated by this Agreement) any contract, proposal, offer or other indication of interest relating to (i) a merger, consolidation, tender offer, exchange offer, or other business combination or other similar transaction involving Seller, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of any of the Purchased Assets (except for sale and consumption of inventory in the ordinary course of business), or (iii) a purchase or sale of Seller's securities, in a single transaction or series of related transactions, representing twenty percent (20%) or more of the voting power of the capital stock of (or other ownership interest in) Seller.

                    "Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such "control" will be presumed if any Person owns 25% or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person.

                    "Assumed Contracts" has the meaning set forth in Section 1.1(a)(v).

                    "Assumed Liabilities" has the meaning set forth in Section 1.2(a).

                    "Borrowers" has the meaning set forth in Section 4.4.

                    "Basket Amount" has the meaning set forth in Section 7.2(a).

                    "Business" has the meaning set forth in the preamble to this Agreement.

                    "BEAs" has the meaning set forth in Section 3.18(c).

                    "CAM" has the meaning set forth in Section 1.4(a).

                    "Cap" has the meaning set forth in Section 7.2(c).

                    "Closing" and "Closing Date" have the meanings set forth in Section 1.5(a).

                    "Closing Date Cash Payment" has the meaning set forth in Section 1.3(c)(i).

                    "COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

                    "Code" means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

                    "Confidentiality Agreement" has the meaning set forth in Section 9.7.

                    "Controlled Substances" shall mean all controlled substances as such term as defined in Mich. Comp. Law, §333.7104(ii) that are included in the Merchandise.

                    "Data" has the meaning set forth in Section 3.19(a).

                    "Decision Maker" has the meaning set forth in Section 5.13(b).

                    "Defect" has the meaning set forth in Section 5.13(c).

                    "Defect Notice" has the meaning set forth in Section 5.13(a).

                    "Due Diligence Deadline" means 5:00 p.m. EST on the date that is sixty (60) days after the Signing Date; provided, however, Purchaser shall have the ability to extend the Due Diligence Deadline for one fifteen (15) day period.

                    "EBITDA Financial Representation Breach" has the meaning set forth in Section 7.2(f).

                    "Employee Benefit Plan" means any employee benefit plan (as such term is defined in Section 3(3) of ERISA) and any other benefit plan, program or arrangement that is maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate in connection with the Business.

                    "Environmental and Safety Requirements" shall mean, whenever in effect, all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law, concerning public health and safety, worker health and safety, pollution or protection of the environment, or establishing liability for environmental cleanup or recovery of the cost of cleanup, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et seq. the Solid Waste Disposal Act, 42 USC §6901 et seq.; the Clean Air Act, 42 USC §7401 et seq.; all regulations promulgated thereunder; and all similar or analogous state laws and regulations.

                    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                    "ERISA Affiliate" means any Person that together with Seller would be deemed a "single employer" within the meaning of Section 414 of the Code.

                    "Estimated Coupon Amount" means the amount reasonably estimated by Seller and Purchaser that will be needed to fully reimburse Purchaser for amounts to be paid out or discounted from future sales pursuant to Section 5.10 in connection with the honoring of coupons, rain checks, key cards, club cards and similar promotional devices issued by Seller prior to the Closing Date.

                    "Estimated Community Giving Amount" means the value reasonably estimated by Seller required to fulfill any obligation of Seller under any agreement, arrangement, pledge, promise, or understanding to donate anything of value to any charitable, philanthropic, religious, educational, civic or community program, foundation, trust, or other organization, including, but not limited to, such agreements and arrangements set forth on Schedule 8.1 attached to this Agreement.

                    "Estimated Gift Certificates Amount" means the total value of all outstanding gift certificates, gift cards, and store scrip issued by Seller prior to the Closing Date. Seller shall provide Purchaser with an itemized detail listing of all outstanding gift certificates, gift cards and store scrip as of five (5) days prior to the Closing Date.

                    "Excess Defects" has the meaning set forth in Section 5.13(a).

                    "Excluded Assets" has the meaning set forth in Section 1.1(b).

                    "Excluded Liabilities" has the meaning set forth in Section 1.2(b).

                    "Financial Statements" has the meaning set forth in Section 3.4.

                    "Guarantor" has the meaning set forth in the preamble to this Agreement.

                    "Governmental Approvals" has the meaning set forth in Section 2.1(f).

                    "Governmental Authority" means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                    "Healthcare Laws" has the meaning set forth in Section 3.9(c).

                    "HIPAA" means the Health Insurance and Portability Act of 1996 and the regulations promulgated thereunder.

                    "HSR Act" has the meaning set forth in Section 5.4(b).

                    "Improvements" means all buildings, parking, driveway, sidewalk, and service areas, improvements and fixtures, including but not limited to, trade fixtures and all the systems and equipment serving any building or parking, driveway, sidewalks, or service areas.

                    "Indemnitee" and "Indemnitor" have the meanings set forth in Section 7.2(d).

                    "Individual Premises" has the meaning set forth in Section 1.1(a)(i).

                    "Insurance" includes liability, crime, fidelity, life, fire, product liability, workers compensation, health, director and officer liability, and other forms of insurance owned or maintained by Seller.

                    "Interim Financial Statements" has the meaning set forth in Section 3.4.

                    "Inventory Service" and "Inventory Value" have the meanings set forth in Section 1.3(b)

                    "Knowledge" and terms of similar import mean with respect to Seller, the actual knowledge of Lisa Van Gilder, Russell Van Gilder, Jr., and William Ogle after making a reasonable investigation of the records of Seller without inquiry of other personnel of Seller. "Knowledge" with respect to Purchaser means the actual knowledge of Craig Sturken, Dennis Eidson, David Staples, Alex J. DeYonker, Francis Wong, and Jim Hurley.

                    "Lease Documents" has the meaning set forth in Section 3.8(a).

                    "Leased Real Property" means any land, Improvements or other interests in real property that Seller leases or subleases or otherwise has the right to use, occupy or enjoy under a Lease as identified in the Leased Real Property Schedule.

                    "Leasehold Improvements" means any Improvements located on any Leased Real Property that are owned by Seller, including any Improvements that are subject to reversion to the landlord or any other Person upon the expiration or termination of the Lease of such Leased Real Property, recognizing that Seller's ownership is subject to any such reversion. The Leasehold Improvements are set forth on the Leasehold Improvements Schedule.

                    "Leases" has the meaning set forth in Section 3.8(a).

                    "Legal Requirements" means any federal, state, local, municipal or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, decree, or treaty of any federal, state and local governments and all agencies thereof relating to the operation of the Business or the Purchased Assets.

                    "Lenders" has the meaning set forth in Section 4.4.

                    "Licensed Intellectual Property" means the following intellectual property pertaining to Seller's proprietary PIC and stock ledger system: (i) patents, patent applications and statutory invention registrations, (ii) registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other identifiers of source or goodwill, including registrations and applications for registration thereof, (iii) mask works and copyrights, including copyrights in computer software, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets, know-how and invention rights.

                    "License Agreement" has the meaning set forth in Section 2.1(p).

                    "Licenses" has the meaning set forth in Section 5.19.

                    "Lien" or "Liens" means any lien (statutory or otherwise), hypothecation, encumbrance, claim, liability, security interest, interest, mortgage, pledge, restriction, charge, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option, right of recovery, order of any governmental authority, of any kind or nature (including (i) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (ii) any assignment or deposit arrangement in the nature of a security device, and (iii) any leasehold interest, license or other right, in favor of a third party or Seller, to use any portion of the Purchased Assets), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

                    "Loan Agreement" has the meaning set forth in Section 4.4.

                    "Loss" means any loss, liability, demand, claim, action, cause of action, cost, damage, diminution in value, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing and the enforcement of any rights hereunder).

                    "Loss Event" has the meaning set forth in Section 5.12(b).

                    "Material Adverse Change" and "Material Adverse Effect" have the meanings set forth in Section 2.1(c).

                    "Merchandise" has the meaning set forth in Section 1.1(a)(ii).

                    "Multiemployer Plan" has the meaning set forth in Section 3(37) of ERISA.

                    "Net Value" and "Net Value Escrow" have the meanings set forth in Section 5.25.

                    "New Leases" and "New Lease Locations" have the meanings set forth in Section 2.1(n).

                    "Non-Acquired Merchandise" shall have the meaning set forth on the attached Exhibit B.

                    "Non-Disturbance Agreements" has the meaning set forth in Section 2.1(l).

                    "Ordinary Course of Business" means the ordinary course of business, consistent with past practice, including with regard to nature, frequency and magnitude.

                    "Other Subtenant Receivables" has the meaning set forth in Section 1.4(b).

                    "Permits" has the meaning set forth in Section 3.17(b).

                    "Permitted Liens" means (A) the Subleases; (B) Taxes levied or imposed on, or assessed with respect to, any real property all or any portion of which comprises the Real Property, which Taxes, assessments, fees or charges are (1) not due and payable as of the Closing Date, or (2) are being contested in good faith and, in either case, for which Taxes, appropriate reserves have been established; (C) zoning codes or ordinances, building codes and other laws, regulations, ordinances, decrees or orders regulating the use or occupancy of any Individual Premises that are not violated by the current use or occupancy of such Individual Premises; and (D) easements, restrictions, covenants and conditions affecting the title to any Individual Premises that are of record which are not violated by the current use or occupancy of the applicable Individual Premises.

                    "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

                    "Pharmacies" means each of the pharmacies operated on the Real Property.

                    "Pharmacy Records" has the meaning set forth in Section 1.1(a)(iii).

                    "Premises Employees" has the meaning set forth in Section 5.18.

                    "Prior Financial Statements" has the meaning set forth in Section 3.4.

                    "Prohibited Business" has the meaning set forth in Section 5.9(b).

                    "Proprietary Rights" has the meaning set forth in Section 1.1(a)(iv).

                    "Proration Amount" has the meaning set forth in Section 1.4.

                    "Purchased Assets" has the meaning set forth in Section 1.1(a).

                    "Purchase Price" has the meaning set forth in Section 1.3(a).

                    "Purchaser Basket Amount" has the meaning set forth in Section 7.2(b).

                    "Purchaser Parties" means Purchaser and its Affiliates and their respective members, shareholders, officers, directors, managers, employees, agents, representatives, successors and assigns.

                    "Real Property" means any Leased Real Property and the New Lease Locations, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, and equipment attached or appurtenant thereto.

                    "Register Cash" has the meaning set forth in Section 5.21.

                    "Restricted Area" has the meaning set forth in Section 5.9(b)

                    "Security Deposits Owed" has the meaning set forth in Section 1.1(a)(xii).

                    "Seller Parties" has the meaning set forth in Section 7.2(b).

                    "Seller Stock" has the meaning set forth in Section 5.22(a).

                    "Shareholder Representative" has the meaning set forth in Section 5.23.

                    "Signing Date" has the meaning set forth in the preamble to this Agreement.

                    "Sublease Documents" has the meaning set forth in Section 3.8(c).

                    "Subleased Real Property" means the portion of a Leased Real Property that Seller leases or subleases to any Person, or otherwise grants any Person a right to use, occupy or enjoy, under a Sublease.

                    "Subleases" means all subleases, licenses and other agreements under which Seller grants to any Person a subleasehold estate in, or the right to use or occupy, any portion of the Leased Real Property and set forth on Schedule 3.8(c).

                    "Subsidiary" means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, either (A) a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (B) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

                    "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property (including general and special real estate taxes and assessments, special service area charges, tax increment financing, charges, payments in lieu of taxes and similar charges and assessments), windfall profits, environmental (including tax under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, foreign or domestic withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, capital gain, estimated or other tax, governmental fee, governmental assessment or governmental charge of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner including any interest, penalties or additions to Tax or additional amounts with respect to the foregoing whether disputed or not, and including any liability of another Person for any of the foregoing (A) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Tax law), (B) as a transferee or successor, (C) or by pursuant to any contract or other arrangement.

                    "Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

                    "Termination Date" means December 31, 2008.

                    "Third-Party Approvals" has the meaning set forth in Section 2.1(e).

                    "Transfer Taxes" has the meaning set forth in Section 5.8.

                    "Transition Services Agreement" has the meaning set forth in Section 2.1(g).

                    "Treasury Regulations" means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

                    "WARN Act" has the meaning set forth in Section 3.15(c).

ARTICLE IX
MISCELLANEOUS

          9.1          Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided that (i) any such amendment or waiver shall be binding upon Seller only if set forth in a writing executed by Seller and referring specifically to the provision alleged to have been amended or waived, and (ii) any such amendment or waiver shall be binding upon Purchaser if set forth in a writing executed by Purchaser and referring specifically to the provision alleged to have been amended or waived. No course of dealing between or among the Parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement and a waiver of any provision by any Party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

          9.2          Tax Matters.

          (a)          Allocation of Purchase Price. At or before Closing, Purchaser and Seller shall mutually prepare and agree upon an allocation of the Purchase Price and all other capitalized costs, including any Assumed Liabilities, with regard to the Purchased Assets and as between each Seller, to the extent properly taken into account under Section 1060 of the Internal Revenue Code ("Code") among the Purchased Assets in accordance with Code Section 1060 and the Treasury Regulations thereunder (and any similar provision of state or local law, as appropriate), which allocation shall be binding upon Purchaser and Seller. Each of Purchaser and Seller agrees to (i) be bound by such allocation and (ii) act in accordance with such allocation in the preparation, filing and audit of any Tax Return (including filing Form 8594 with its federal income Tax Return for the taxable year that includes the date of the Closing).

          (b)          Employment Tax Reporting. Seller and Purchaser agree to follow the Standard Procedure specified in Revenue Procedure 2004-53, 2004-34 I.R.B. 320, whereby, among other things, each will be responsible for the reporting duties with respect to its own payment of wages and compensation to the employees hired by Purchaser in connection with the operation or activities of the Purchased Assets.

          (c)          Non-assumption of Tax Liabilities. For avoidance of doubt, Purchaser is not assuming, and Seller shall remain obligated for, (i) any liabilities and/or obligations of any kind or nature relating to Taxes of Seller (including any related liabilities and/or obligations arising in connection with unclaimed property laws) and (ii) with respect to the Purchased Assets, any Tax liabilities and/or obligations accrued for, applicable to or arising from any period ending on or before the Closing Date (including, without limitation, any liabilities for property taxes, penalties and interest relating to any period or portion thereof ending on or before the Closing Date, regardless of whether such property taxes, penalties or interest are assessed or levied before or after the Closing), subject to the tax proration provisions set forth in this Agreement.

For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall in the case of any Taxes other than Taxes based upon or related to income, receipts, capital or surplus, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and in the case of any Tax based upon or related to income, receipts, capital or surplus be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Notwithstanding the foregoing sentence, property taxes shall be prorated between Seller and Purchaser in accordance with Section 1.4.

Purchaser is not assuming, and Seller shall remain obligated for any liabilities for property taxes relating to the period before the Closing Date and for penalties and interest relating to the period before and after the Closing (whether payable directly to the taxing authority or to any landlord under the Leases) as a result of, in connection with, relating or incidental to or by virtue of Seller's failure to give notice to the appropriate assessing office of any "transfer of ownership" as required by MCL 211.27a, including, without limitation, Seller's failure to give notice of a conveyance by lease with a "total duration" of more than thirty-five (35) years, or Seller's failure to give notice of a lease granting the tenant a "bargain purchase option," both as defined in MCL 211.27a. Seller's liabilities under the previous sentence shall include, without limitation, (i) any additional property taxes (attributable to the period of time before the Closing Date) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, (ii) interest and penalties applicable to any additional property taxes (attributable to the period of time before and after the Closing) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, from the date such taxes would have been originally levied through the date such taxes are paid, and (iii) any other penalties for failure to give notice of such transfer to the appropriate assessing office. Purchaser acknowledges that, notwithstanding any provision to the contrary herein, it shall be liable for any additional property taxes (but not any penalties or interest), attributable to any period of time after the Closing, that would have been or are levied if notice of the transfer of ownership had been properly given or is given to the appropriate assessing office.

          (d)          Treatment of Indemnification Payments. The Parties hereto agree, for Tax purposes only, to treat any payments made pursuant to Article VII of this Agreement as an adjustment to the Purchase Price.

          (e)          Cooperation on Tax Matters.

          (i)          Following the Closing, Seller and Purchaser agree to cooperate with each other and to provide each other with all information and documentation reasonably necessary to permit the preparation and filing of all federal, state, local and other Tax Returns with respect to operation of the Business; provided that each Party shall reimburse the other party for such other Party's reasonable out-of-pocket expenses in connection therewith.

          (ii)          The Parties shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

          9.3          Notices.

          (a)          All notices, requests, consents and other communications hereunder shall be in writing shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), (ii) by electronic mail (with a hard copy to follow promptly by mail or by hand), or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a Party may have specified by notice given to the other party pursuant to this provision). Each Party shall promptly acknowledge receipt of any notice received by facsimile or electronic mail by the same means.

          (b)          If to VG's then sent to V.G.'s Food Centers, Inc. , Attn: Lisa Van Gilder; 209 S. Alloy Drive, Fenton, MI 48430, email: lvg.0159@gmail.com. If to VG's Pharmacy then sent to VG's Pharmacy, Inc., Attn: Lisa Van Gilder; 209 S. Alloy Drive, Fenton, MI 48430, email: lvg.0159@gmail.com. Notice to both VG's and VG's Pharmacy can be in a single document and delivered once. Notice to only one Seller shall require a copy of such notice to be sent to the other Seller. Post-Closing, notices to VG's and VG' Pharmacy shall be sent to (as applicable) the addressee, attention and email above, except the address shall be: 3425 Isleview Dr., Linden, MI 48451. Copies of all notices to VG's and/or VG's Pharmacy shall simultaneously be sent to: Robert M. Carson, Carson Fischer P.L.C., 4111 Andover Road, West Building, 2nd Floor, Bloomfield Hills, Michigan 48302, email: rcarson@carsonfischer.com, wedmunds@carsonfischer.com and gobloy@carsonfischer.com.

          (c)          If to Purchaser, then to Family Fare, LLC, c/o Spartan Stores, Inc., 850 - 76th Street, SW, Grand Rapids, Michigan 49518, Attn: Alex J. DeYonker, Executive Vice President, General Counsel and Secretary, email: Alex_DeYonker@spartanstores.com, with copies sent simultaneously to Gordon R. Lewis, Warner Norcross & Judd LLP, 111 Lyon Street, NW, Suite 900, Grand Rapids, Michigan 49503-2487, email: glewis@wnj.com.

          9.4          Assignment.

          (a)          This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations of the Parties may be assigned or delegated by such Party without the prior written consent of the other Parties hereto.

          (b)          Notwithstanding anything to the contrary in this Agreement, Purchaser may assign in whole or in part its rights and obligations pursuant to this Agreement

(including the right to purchase the Purchased Assets and the obligation to assume the Assumed Liabilities) to one or more of its Affiliates, and Purchaser may, in its sole discretion, direct Seller to convey the Purchased Assets, in whole or in part, to one or more of its Affiliates; provided, however, no assignment by Purchaser hereunder shall relieve Purchaser of its obligations to Seller under this Agreement; and provided further that no assignment may be made if it would cause a delay of the Closing Date beyond the Termination Date.

          9.5          Severability. If any clause or provision of this Agreement is held to be illegal, invalid or unenforceable, or the application thereof to any person or circumstance shall to any extent be illegal, invalid or unenforceable, under present or future Legal Requirements effective during the term of this Agreement or of any provisions hereof which survive the Closing, then and in any such event, it is the express intention of the parties hereto that the remainder of this Agreement, or the application of such clause or provision other than to those as to which it is held illegal, invalid or unenforceable, shall not be affected thereby, and each clause or provision of this Agreement and the application thereof shall be legal, valid and enforceable to the fullest extent permitted by law.

          9.6          Interpretation. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement. The use of the word "including" herein shall mean "including without limitation." The Parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty or covenant.

          9.7          Entire Agreement. This Agreement and a certain confidentiality agreement dated August 26, 2008 (the "Confidentiality Agreement") contain the final and entire agreement between the Parties hereto and each shall not be bound by any terms, conditions, statements, warranties or representations, oral or written, not contained herein and therein. All understandings and agreements heretofore made between the Parties are merged in this Agreement, which, together with the Confidentiality Agreement, fully and completely expresses the agreement of the Parties and which may not be changed, modified or terminated except by a written instrument signed by the Parties. Except as expressly provided in this Agreement, no Party has made any representation or warranties to the other with respect to Purchased Assets or any other matter or transaction contemplated herein.

          9.8          Counterparts. This Agreement may be executed in any number of counterparts (including by means of faxed signature pages), each of which counterparts shall be deemed to be an original and all of which counterparts shall constitute the same Agreement, at such time as each Party shall have executed and delivered to the other at least one (1) copy of this Agreement.

          9.9          Governing Law. This Agreement shall be interpreted in accordance with the laws of the State of Michigan. Both parties to this Agreement having competent counsel of their own choosing and having been fully informed of, and completely and fully understanding, their respective legal rights, hereby waive their right to a jury trial in all legal proceedings between them.

          9.10          No Strict Construction. Purchaser and Seller agree and acknowledge that: (i) this Agreement has been freely negotiated by Purchaser and Seller; and (ii) in any event of any ambiguity, controversy, dispute, or disagreement over the interpretation, validity or enforceability of this Agreement or any of its covenants, terms or conditions, no inference, presumption or conclusion whatsoever shall be drawn against either Seller or Purchaser by virtue of both Seller and Purchaser having assisted in drafting or otherwise preparing this Agreement.

          9.11          Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to seek to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 9.9 above), in addition to any other remedy to which they may be entitled, at law or in equity under the provisions of the last sentence of Section 7.2(c).

          9.12          No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied, shall give or be construed to give any Person, other than the Parties hereto and such permitted assigns, any legal or equitable rights hereunder.

          9.13          Schedules. Nothing in any Schedule attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself. No exceptions to any representations or warranties disclosed on one Schedule shall constitute an exception to any other representations or warranties made in this Agreement unless such exception is disclosed as provided herein on each such other applicable Schedule or the applicability of such disclosure is reasonably apparent on its face as an exception to such other representation or warranty. All Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

          9.14          Expenses. Unless otherwise stated in this Agreement, each Party shall bear its own costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transaction contemplated hereby, including, but not limited to, their respective lawyers, accountants, investment bankers and consultants.

          9.15          Guaranty.

          (a)          Purchaser's recourse for any obligations under this Agreement shall be first against Seller, then against the Net Value Escrow, if any, then against the Shareholders identified on Schedule 9.15(b) and the Guarantors. Purchaser shall have no recourse against any Shareholder or Guarantor unless and until: (i) any demand for payment or performance due under this Agreement by Seller remains unsatisfied for a period of 15 calendar days, (ii) or Seller is dissolved, insolvent, or adjudged bankrupt, and the Net Value Escrow, if any, has been exhausted.

          (b)          By joining in this Agreement, the Shareholders set forth on Schedule 9.15(b) and the Guarantors jointly and severally guaranty to Purchaser the full and prompt payment and performance by Seller of all of Seller's indemnification set forth in Section 7.2 of this Agreement, including the Agreement Concerning Lease Location, subject to limitations on Seller's indemnification obligations set forth in Section 7.2. Regardless of any of the foregoing to the contrary, the Basket Amount will not apply to any fraud or intentional breach of any of Seller's representations and warranties.

          (c)          This guaranty is an absolute, irrevocable, primary, continuing, unconditional, and unlimited guaranty of performance and payment. This guaranty shall remain in full force and effect (and shall remain in effect notwithstanding any amendment to this Agreement) until all of Seller's obligations under this Agreement and any ancillary agreements have been paid, observed, performed, or discharged in full, including, without limitation, Seller's indemnification obligations.

          (d)          Each Guarantor represents and warrants that he, she, or it has full capacity, power, and authority to enter into this Agreement and to carry out the covenants and agreements specifically made by such Guarantor in this Agreement, and this Agreement is binding on and enforceable against each such Guarantor in accordance with the terms of this Agreement. The obligations of each Guarantor under this Section 9.15 shall survive termination of this Agreement. Each Guarantor waives any right to require Purchaser to sue any other Guarantor with respect to any liability under this Agreement.

          9.16          Spartan Stores, Inc. Guaranty.

          (a)          Spartan Stores, Inc. hereby guarantees the full and prompt payment of the Purchase Price and performance of Purchaser's obligations under this Agreement necessary to consummate the transactions consummated by this Agreement, subject to the terms and conditions of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, Spartan Stores, Inc. does not guaranty any performance or obligation with respect to the Assumed Contracts (including the Leases) or any New Leases.

          (b)          This guaranty is an absolute, irrevocable, primary, continuing, unconditional, and unlimited guaranty of performance and payment. This guaranty shall remain in full force and effect (and shall remain in effect notwithstanding any amendment to this Agreement) until all of Purchaser's obligations under this Agreement and any ancillary agreements have been paid, observed, performed, or discharged in full, including, without limitation, Purchaser's indemnification obligations.

*     *     *     *     *

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                    IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be duly executed as of the Signing Date.

V.G.'s Food Center, Inc.		Family Fare, LLC

By:	/s/ Russell H. Van Gilder, Jr.	By:	/s/ Craig C. Sturken
Name:	Russell H. Van Gilder, Jr.	Name:	Craig C. Sturken
Its:	Chairman	Its:	CEO

"PURCHASER"
VG's Pharmacy, Inc.

By:	/s/ Lisa Van Gilder
Name:	Lisa Van Gilder
Its:	President

"SELLER"

/s/ Russell H. Van Gilder, Jr.		/s/ Lisa D. Van Gilder
Russell H. Van Gilder, Jr., as Trustee of the following trusts: Russell H. Van Gilder, Jr. Trust Erica D. Schaefer Trust dated 12/29/99

Lisa D. Van Gilder,
as Trustee of the following trusts:
   Russell H. Van Gilder III Trust
   Julie K. Tittl Trust
   Erica D. Schaefer Trust dated 12/10/91
   Tiffany R. Tittl Trust dated 12/10/91
   Tiffany R. Tittl Trust dated 7/11/02
   Jaimie L. Van Gilder Trust dated 12/10/91
   Jaimie L. Van Gilder Trust dated 12/29/99
   Russell H. Van Gilder IV Trust dated 12/10/91
   Russell H. Van Gilder IV Trust dated 12/29/99
   Lisa D. Van Gilder Trust, dated 12/10/1993, as
   amended
   Julie K. Tittl Trust dated 12/30/05

/s/ Russell H. Van Gilder, III		/s/ William C. Ogle
Russell H. Van Gilder, III, as Trustee of the Russell H. Van Gilder Trust dated 6/29/00		William C. Ogle, as Trustee of the William C. Ogle Trust dated 6/29/00.

/s/ Shirley J. Van Gilder		/s/ Robert D. Hartley
Shirley J. Van Gilder as Trustee of the following trusts: Shirley J. Van Gilder GRAT#1 Shirley J. Van Gilder Trust		Robert D. Hartley
"SHAREHOLDERS"

[Signatures of Guarantors to Follow on Next Page]

The undersigned execute this Agreement in their individual capacity for the purposes of Sections 5.9 and 9.15 only.

/s/ Russell H. Van Gilder, Jr.	/s/ Lisa D. Van Gilder
Russell H. Van Gilder, Jr.	Lisa D. Van Gilder

/s/ Russell H. Van Gilder, III
Russell H. Van Gilder, III
"GUARANTORS"

The undersigned executes this Agreement for the purpose of Section 9.16 only.

SPARTAN STORES, INC.

By:	/s/ Craig C. Sturken
Name:	Craig C. Sturken
Its:	CEO